THE ORIGINAL

Lincoln Logs® LTD.




05065275


SEC MAIL
RECEIVED
PROCESSING
AUG 2005
WASH, D.C.
199
SECTION


SEP 0 1 2005

Annual Report 2005


THE ORIGINAL
Lincoln Logs®
LTD.

August 19, 2005

Dear Shareholders:

Our recently completed fiscal year, ended January 31, 2005, was disappointing. Lincoln Logs Ltd. completed the acquisition of three companies in its prior fiscal year. While two of the acquired companies have performed well, our financial results reflect that one has not. Although revenues increased $5.7 million to about $21.5 million, the Company reported a net loss of about $780,000. In comparison, the Company reported a loss of $180,000 on revenues of about $15.8 million in its previous fiscal year. The increased net loss was largely attributable to the performance of the Company's Canadian subsidiary. Other factors that contributed to last year's loss have been changed, which we believe is reflected by our results to date in Fiscal 2006.

We believe, however, that additional cost-saving and restructuring steps are necessary. As more fully described in the accompanying proxy statement, we feel that the Company's future will be better served by eliminating the significant costs associated with being a Securities and Exchange Act reporting company. As a result, we have decided, as described in the proxy statement, to seek shareholder approval of a reverse stock split of one share for every five hundred shares and a repurchase of any resulting fractional interests. If this transaction is approved, the Company will deregister its common stock under the Exchange Act and will no longer be subject to the Exchange Act's periodic reporting and other requirements. Unfortunately, this transaction will also result in any shareholders who own less than 500 shares ceasing to be shareholders of the Company. We trust that you will understand why we believe that this transaction is appropriate for the Company at this time and are truly grateful for your years of support.

We are optimistic about the Company's future. Our backlog of homes under contract at January 31, 2005, remains strong and we see this as an indication that our products are well accepted. Our mission continues to be to grow the company by providing more styles and types of manufactured residential and commercial structures without compromising the quality of the product and the experience for our clients. We are confident that changes made within the Company will continue to support this key effort and will help us attain future growth and success.

I would like to acknowledge and thank our representatives and employees for their continued dedication. Their effort to provide a high level of service highlights our focus on the customer – both old and new – and our goal to provide a high standard of quality.

John D. Shepherd

John D. Shepherd
President, CEO and
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2005

Commission File Number 0-12172

LINCOLN LOGS LTD.
(Name of small business issuer in its charter)

New York
(State or other jurisdiction of incorporation or organization)

14-1589242
(I.R.S. Employer Identification No.)

5 Riverside Drive, Chestertown, New York 12817
(Address of principal executive offices) (Zip Code)

Issuer's telephone number: (518) 494-5500

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.01 par value
(Title of Class)

Share Purchase Rights
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Issuer's revenues for the year ended January 31, 2005 were $21,549,755.

The aggregate market value of common stock held by non-affiliates of the registrant as of April 27, 2005 was approximately $799,200. The number of shares of Common Stock of the registrant outstanding on April 27, 2005 was 9,040,059.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

Lincoln Logs Ltd. (herein the "Company") is primarily engaged in the business of design, manufacture and marketing a broad line of log and panelized homes to be erected by custom builders and "do-it-yourself" buyers. The Company planes cants (logs milled on four sides) at its own manufacturing facilities in Chestertown, New York and Maple Ridge, British Columbia and delivers to its customers by truck trailer a weather-tight log home or panelized shell package which includes logs, or pre-engineered structural wall panels, prefabricated roof trusses, oriented strand board, dimensional lumber, windows, doors, roof shingles, nails, caulking, between-log sealant, blueprints and a construction guide. While the Company historically has not provided construction services to customers (including the sale and installation of foundations, plumbing, electrical wiring and fixtures, cabinets, and other amenities), our newly acquired subsidiary, Snake River Log Homes LLC, does provide this service from time to time. The Company also provides its customers with services related to the sale of its housing packages, such as the preparation of customized blueprints and ongoing customer service through its organization of independent representatives located throughout the United States.

The Company was incorporated in New York in 1977 and has the following wholly-owned subsidiaries: Thermo-Home Inc., a New York corporation through which the Company's panelized homes were previously manufactured and marketed (the manufacture and marketing operations of the Company's panelized homes were integrated into the operations of Lincoln Logs Ltd. during fiscal year ended January 31, 1988); Snake River Log Homes LLC, a sole-member limited liability company organized under the laws of the State of Idaho whose principal activity is the marketing and sale of log homes constructed of rustic logs in the Swedish-cope style; AFI Acquisition Company LLC, a sole-member limited liability company organized under the laws of New York in October 2003 whose principal activity is the manufacture of dimensional wood products for consumption by Lincoln Logs Ltd.; True-Craft, Inc., a New York corporation that was formed in November 2004 as a holding company for the Company's Canadian subsidiary; True-Craft Log Structures Co., a Nova Scotia Unlimited Liability Corporation organized under the laws of Nova Scotia, Canada and formed in November 2004 as a holding company into which the Company's Canadian subsidiaries, True-Craft Log Structures Ltd., Hart & Son Industries Ltd. and Lincoln Logs Canada Ltd., were amalgamated and whose principal activity is the manufacture, marketing and sales of log homes principally to the Canadian, European and Pacific Rim markets. Unless the context otherwise requires, the term "Company" refers to Lincoln Logs Ltd. and its subsidiaries.

PRODUCTS

The Company's products include over 125 standard models of log homes ranging in size from 560 to 4,000 square feet, and in price from approximately $27,000 to $208,000, as well as custom designed homes with prices and sizes ranging up to approximately $750,000 and 10,000 square feet, respectively. A majority of the Company's sales are of log homes to be occupied as primary residences by the buyers.

The Company has a product line for the general housing market utilizing a pre-engineered structural wall system, which when assembled with other standard building components, facilitates the construction of non-log traditional homes, as well as log-like structures. These product lines are marketed as the Thermo-Home® system and the Lincoln®-Panel system. Sales of these product lines were approximately 13% of the total sales in fiscal year 2005.

The Company also has a product line for the solarium/sunspace market utilizing architectural arches which, when assembled with other standard building components, will permit the construction of room additions for log and traditional homes. The product line is referred to as Lincoln Solarium™. Sales of this product line as a stand-alone product were approximately 1% of total sales in fiscal year 2005, which does not include those solariums that are built into and are an integral part of the design of the Company's log home products.

Fifty percent (50%) of the purchase price of the building package is usually received prior to the manufacture by the Company of any of the solid timber components or the pre-engineered structural wall panels. The complete log home shell package or panelized home package is shipped via truck trailers and delivered to the customer upon payment of the balance of the purchase price. International sales are completed with the use of letters of credit, or are conditioned upon receipt of full payment prior to shipment.

The Company markets its products in the United States through a network of approximately 61 independent sales representatives in approximately 31 states and four Company-owned and operated sales centers, one in northern New York, one in northern California, one in southeastern Idaho and one in northwestern Canada. All Company operated sales centers are staffed by employee salespersons. Each of the Company's independent sales representatives has a written agreement with the Company that specifies the representative's sales territory and provides for the payment of a commission ranging from 13% to 17.5% of the purchase price for the log home shell package. A majority of the Company's independent sales representatives have purchased and erected one of the Company's log homes for use as a sales model. The Company maintains a cooperative advertising program for independent sales representatives pursuant to which the Company shares in the cost of advertising undertaken by qualified sales representatives.

Substantially all of the Company's sales have been to customers in the United States, with the remainder to customers in Japan (less than 5% in each fiscal year).

SOURCES AND AVAILABILITY OF RAW MATERIAL

The Company manufactures log components from rough-sawn eastern white pine cants, western red cedar cants and western spruce cants. The cants are milled to various dimensions to produce the Company's finished product. The pine cants are purchased from several mills in the region of the Company's facilities in Chestertown, New York, Maple Ridge, British Columbia, Canada, and Rigby, Idaho; cedar cants are purchased from several mills in northern California, Oregon and western Canada. Finished logs of lodge pole pine for delivery to some of the Company's customers are purchased from an unaffiliated company on a subcontract basis. Logs constitute approximately 24% of the cost of a typical log home shell package.

Other components of the Company's log home shell package are purchased from several suppliers. These components include prefabricated roof trusses, windows, doors, nails, sheathing, dimensional lumber, shingles, caulking, and between-log sealant. The Company has not recently experienced any significant supply shortages, and does not anticipate any such shortages in the near future based upon currently available information. Alternative sources of raw materials are readily available to the Company.

COMPETITION

The Company believes that there are approximately 350 firms engaged in the sale of log home materials, of which approximately 125 firms sell log home packages or kits and are in direct competition with the Company.

The Company's principal competitors are: Tennessee Log Homes, Real Log Homes, Northeastern Log Homes, Kuhns Bros. and Jim Barna Log Systems. The Company believes that its competitive position with respect to those firms is favorable, especially in the areas of quality and range of product, price, appearance, and energy efficiency.

EMPLOYEES

As of January 31, 2005, the Company employed 109 persons, 104 of whom are full time employees and 5 individuals are part-time employees.

The Company has never had a work stoppage and regards its employee relations as satisfactory. Employees of the Company are not covered by collective bargaining agreements.

PATENTS

The Company does not possess any patents covering the system utilized to erect a Lincoln Logs solid timber home or any of the components thereof.

TRADEMARKS

The Company has registered the trademarks LINCOLN LOGS LTD.® (and design), CASHCO®, THERMO-HOME®, STACK 'N BUILD®, CHECKMATE®, LINCOLN-SEAL®, and WEATHERBLOC® (and design) in the United States Patent and Trademark Office. The Company has registered the words "THE ORIGINAL LINCOLN LOGS" in several states. Canadian trademarks issued to the Company are "LINCOLN LOGS LTD." (and design), "EARLY AMERICAN LOG HOMES" (and design), "THERMO-HOME," "LINCOLN-SEAL" and "STACK 'N BUILD" and "TRUE-CRAFT LOG STRUCTURES." The Company also owns the federally registered trademark "LINCOLN" in the United States. Although these trademarks are believed by the Company to have commercial value, it is the Company's opinion that the invalidation of any of these trademarks would not have a material adverse effect on the Company.

The Company is party to an agreement pursuant to which the Company agreed not to use the phrase "Lincoln Log Homes" either as a trademark or in any manner other than in a purely textual sense (e.g., "Lincoln Log" homes).

RESEARCH AND DEVELOPMENT

No expenditures were made by the Company for research and development during the fiscal years ended January 31, 2005 or 2004.

GOVERNMENT REGULATIONS

Compliance with federal, state and local regulations that have been enacted or adopted to regulate the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had in the past, and the Company believes will not have in the future, a material effect upon the capital expenditures, earnings or competitive position of the Company.

State and local regulations have been adopted with respect to the materials utilized in the construction and various other aspects of residential housing. The Company believes that its products comply with all material regulations relating thereto.

ITEM 2. DESCRIPTION OF PROPERTY

The Company owns several parcels of real estate located in New York, California and Vermont, respectively, as follows:

(a) New York

(1) An approximately 8.5 acre parcel of land on Riverside Drive, Chestertown, New York, on which are located the Company's executive offices, consisting of a 6,000 square foot log building, a 2,000 square foot log building, and the Company's production facilities, consisting of two milling machines located in a 10,200 square foot metal building, a 10,440 square foot metal-framed, open storage structure, a 4,800 square foot, log-sided pole shed, and a 14,000 square foot Thermo-Home® and log

building containing corporate offices, storage and fabricating facilities for the Company's Thermo-Home® product line. The remainder of the 8.5 acre parcel is utilized by the Company for outside storage of cants, logs and building materials used in the Company's log home and panelized packages.

(2) An approximately 19 acre parcel of undeveloped land on Route 8, Chestertown, New York, which is utilized by the Company for storage of cants and logs.

(3) An approximately one acre parcel of land on Pine Street, Chestertown, New York, on which is located a 7,680 square foot building which was previously used as a manufacturing facility for the Company's Thermo-Home® product line and is currently used for additional storage of building materials for this product line.

(4) An approximately 1.4 acre parcel of land in Lake George, New York on which is located the Company's new Northern Regional Sales Office in a 3,050 square foot log home erected by the Company.

(5) Approximately 15 acres of land comprised of three contiguous parcels of land on Fish House Road, Galway, New York, on which is located the Company's saw mill operation, consisting of a 13,520 square foot metal building that houses log sawing production equipment, a 1,752 square foot wood-frame office building, a 900 square foot metal building that contains a drying kiln, and eight additional storage buildings and drying sheds ranging in size from 667 square feet to 3,528 square feet. The remainder of the 15 acres is utilized by the Company for outside storage of logs, cants, timbers and other dimensional lumber products.

(6) In addition, the Company owns a parcel of land of approximately 1 acre of undeveloped land in Northeastern New York acquired by the Company for potential future use.

(b) California

(1) The Company owns an approximately one acre parcel of land in Auburn, California, on which is located the Company's Western Regional Sales Offices in a 4,000 square foot western cedar Ranch style log home, and a 2,500 square foot western cedar Cape style log home planed in the Weatherbloc® clapboard style.

(c) Vermont

(1) The Company owns a parcel of land of approximately 1.4 acres in Southwestern Vermont, acquired by the Company for potential future use.

The Company considers these facilities to be in good condition and suitable for their respective purposes.

As collateral for its Revolving Credit and Loan Agreement dated October 7, 2003 the Company has granted mortgages on the parcels specified in Paragraphs (a)(1)-(6), (b)(1) and (c)(1) of this Item 2.

ITEM 3. LEGAL PROCEEDINGS

Litigation commenced against the Company could materially impact our liquidity if there is an adverse outcome. Although we cannot predict the ultimate result, we are vigorously defending the following claims and have been advised that they are defensible.

On August 30, 2002, the Company, by and through one of its dealers (the "Dealer") contracted with certain home package buyers (the "Owners") to sell them a log home. Thereafter, the Owners engaged the services of another party to construct it. In accordance with both the dealer and customer contracts, the Company assumes no responsibility related to the construction of the home and requires the Dealer to defend and indemnify the Company from any and all claims brought against it relating to the construction. On July 8, 2003, the Owners commenced an action in the Supreme Court of New York, Kings County, against Lincoln Logs Ltd. and the Dealer alleging misleading representations and warranties to procure the contracts; breach of contract and intentional infliction of emotional distress and demanded damages in excess of Five Hundred Thousand ($500,000.00) Dollars. In its answer to the complaint, the Company denies the essential allegations and demanded a defense and indemnification from the Dealer and contractor. The Company's insurance carrier, The Hartford, has denied coverage on the basis that the claims fall outside the scope of the policy's coverage. The litigation is currently in the later stages of discovery.

On April 5, 2003, the Company, by and through one of its dealers (the "Dealer") contracted with certain home package buyers (the "Owners") to sell them a log home. Thereafter, the Owners engaged the services of another party to construct it. In accordance with both the dealer and customer contracts, the Company assumes no responsibility related to the construction and requires the Dealer to defend and indemnify the Company from any and all claims brought against it relating to the construction. On December 15, 2003, the Owners commenced an action in the Supreme Court of New York, Ulster County, against a construction company, the Dealer and Lincoln Logs Ltd. alleging that the defendants failed to construct the home in good and workmanlike manner and demanded damages in excess of Five Hundred Thousand ($500,000.00) Dollars. In its answer to the complaint, the Company denies the essential allegations and demanded a defense and indemnification from the Dealer and contractor. The Company's insurance carrier, The Hartford, has denied coverage on the basis that the claims fall outside the scope of the policy's coverage. The litigation is currently in the early stages of discovery.

The Company is defending certain claims in the ordinary course of and incidental to the Company's business. In the opinion of the Company's management, the ultimate settlement of these claims will not exceed amounts provided for in the consolidated financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) The Company's Common Stock is traded over-the-counter on the OTC Bulletin Board®. The following sets forth the range of the closing bid prices for the Company's Common Stock for the period February 1, 2003 through January 31, 2005. Such prices represent inter-dealer quotations, do not represent actual transactions, and do not include retail mark-ups, mark-downs or commissions. Such prices were determined from information provided by a majority of the market makers for the Company's Common Stock, including the underwriter for such securities of the Company.

		High Bid	Low Bid
Quarter ended April 30, 2003	Common Stock	.48	.27
Quarter ended July 31, 2003	Common Stock	.80	.40
Quarter ended October 31, 2003	Common Stock	.85	.45
Quarter ended January 31, 2004	Common Stock	1.60	.65
Quarter ended April 30, 2004	Common Stock	1.01	.55
Quarter ended July 31, 2004	Common Stock	.90	.54
Quarter ended October 31, 2004	Common Stock	1.01	.30
Quarter ended January 31, 2005	Common Stock	1.01	.42

(b) The approximate number of holders of the Common Stock of the Company as of April 27, 2005 was 3,100.

(c) No cash dividends were declared by the Company during the fiscal years ended January 31, 2005 and 2004. While the payment of dividends rests within the discretion of the Board of Directors, it is not anticipated that cash dividends will be paid in the foreseeable future, as the Company intends to retain earnings, if any, for use in the development of its business. The payment of dividends is contingent upon the Company's future earnings, if any, the Company's financial condition and its capital requirements, general business conditions and other factors. Further, the Company's Credit Agreement with its primary lender prohibits the Company's ability to make distributions without the lender's prior written consent.

(d) The following table presents in tabular form a summary of securities authorized for issuance under equity compensation plans at January 31, 2005:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	**363,500**	**$0.24**	**548,500**
Equity compensation plans not approved by security holders	**None**	**None**	**None**
Total	**363,500**	**$0.24**	**548,500**

RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

On August 29, 2003, the Company completed the acquisition of two companies affiliated through common ownership for approximately $1,895,400. In connection with this transaction and as part of the consideration paid for these entities the Company issued a total of 287,500 unregistered shares of the Company's common stock to two individual owners of the companies. On the date of the transaction, the shares conveyed to such individuals were valued at approximately $76,300. The shares issued to such individuals were issued by the Company pursuant to an exemption from registration set forth in Section 4(2) of the Securities Act of 1933, as amended, as the Company believes that no public offering or sale of securities occurred in connection with the transaction. All certificates representing the restricted securities contain appropriate text detailing their restricted status and the Company has issued "stop transfer" instructions to its transfer agent with respect to such securities. No commissions were paid in connection with this issuance of securities.

On November 17, 2003, the Company completed the acquisition of a limited liability company for approximately $1,209,800. In connection with this transaction and as part of the consideration paid for these entities the Company issued a total of 300,000 unregistered shares of the Company's Common Stock to the two individual owners of the company. On the date of the transaction, the shares conveyed to such individuals were valued at approximately $141,600. The shares issued to such individuals were issued by the Company pursuant to an exemption from registration set forth in Section 4(2) of the Securities Act of 1933, as amended, as the Company believes that no public offering or sale of securities occurred in connection with the transaction. All certificates representing the restricted securities contain appropriate text detailing their restricted status and the Company has issued "stop transfer" instructions to its transfer agent with respect to such securities. No commissions were paid in connection with this issuance of securities.

On May 15, 2003, holders of the Company's Series B Convertible Subordinated Debentures (the "B Debentures") with a total face value of $170,000 elected to convert their respective holdings into unregistered shares of the Company's Common Stock. The Company issued 850,000 shares to the holders of the B Debentures pursuant to the conversion. The shares issued to the holders of the B Debentures were issued by the Company pursuant to an exemption from registration set forth in Section 3(a)(9) of the Securities Act of 1933, as amended. All certificates representing the restricted securities contain appropriate text detailing their restricted status and the Company has issued "stop transfer" instructions to its transfer agent with respect to such securities. No commissions were paid in connection with this issuance of securities.

On May 15, 2003, the holder of the Company's Series C Convertible Subordinated Debenture (the "C Debenture") with a total face value of $50,000 elected to convert their respective holdings into unregistered shares of the Company's Common Stock. The Company issued 312,500 shares to the holder of the C Debenture pursuant to the conversion. The shares issued to the holder of the C Debentures were issued by the Company pursuant to an exemption from registration set forth in Section 3(a)(9) of the Securities Act of 1933, as amended. All certificates representing the restricted securities contain appropriate text detailing their restricted status and the Company has issued "stop transfer" instructions to its transfer agent with respect to such securities. No commissions were paid in connection with this issuance of securities.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion is intended to further the reader's understanding of the consolidated financial statements, financial condition, and results of operations of Lincoln Logs Ltd. and its subsidiaries. It should be read in conjunction with the consolidated financial statements, notes and tables which are included elsewhere in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Factors That Could Affect Future Results," and elsewhere in this annual report.

Overview

The Company manufactures and markets log home construction kits, panelized home construction kits and post and beam structures. The products we sell are used to construct a weather-tight shell of a home, that is, we sell the walls, windows and doors, roof structure and roofing material, and various other interior materials. While we have not historically provided construction services to customers (including the sale and installation of foundations, plumbing, electrical wiring and fixtures, cabinets, and other such amenities) our newly-acquired subsidiary Snake River Log Homes LLC does provide this service from time to time. We sell a product line of solariums, which can be purchased separately or included as an integral part of the house design. This product line represents a small portion of the Company's revenue and is a product which complements the Company's design of homes. We also provide our customers detailed construction drawings that are stamped by a professional engineer as required. We sell several styles of log homes, such as machine milled logs and logs that are turned on a lathe, and we use several species of wood such as eastern white pine, western cedar, spruce and lodge-pole pine. All logs are available in various shapes, sizes and lengths and can be ordered "pre-cut and notched," "pre-cut only," or in specified lengths to be custom cut and fitted on site. We only operate within the business segment of manufactured wood products. Our revenue is reported as a single component, which is comprised of the following four elements: (1) log and panelized home sales, (2) solarium sales, (3) sales of building materials, and (4) revenues from engineering and design services. Approximately 89% of the Company's total sales were derived from log home and panelized home sales in the fiscal year ended January 31, 2005.

We consider the activities that surround the manufacture and distribution of log home and panelized home construction kits to be our core business. Our business strategy is to promote and grow our core business, and to create diversification in our product lines in an effort to add strength and breadth to our business structure. As a result, we are dedicating significant resources to building infrastructure for the support of our core business and to creating more product diversification through acquisitions.

RESULTS OF OPERATIONS

The following table illustrates our financial results for the fiscal year ended January 31, 2005 as compared to the fiscal year ended January 31, 2004 (in $1,000's US):

	Fiscal Year 2005	% of Sales	Fiscal Year 2004	% of Sales	% Change
Net sales	$ 21,550	100%	$ 15,795	100%	36%
Cost of sales	14,301	67%	9,539	60%	50%
Gross profit	7,249	33%	6,256	40%	16%
Operating expense	8,040	37%	6,464	41%	24%
Loss from operations	(790)	-4%	(208)	-1%	-280%
Other income, net	6	--	21	--	-71%
Loss before income taxes	(784)	-4%	(187)	-1%	-319%
Income tax benefit	--	--	10	--	--
Net loss	$ (784)	-4%	$ (177)	-1%	-343%

Critical Accounting Policies and Estimates

The following discussion and analysis of our consolidated financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

In addition to the significant accounting policies described in Note 3 of the Consolidated Financial Statements, the Company believes that the following discussion addresses its critical accounting policies.

Revenue Recognition: We recognize revenue in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 104 ("SAB 104"), which updated the guidance in Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 104 requires that 4 basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an agreement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Revenue from products sold is recognized when delivery to the customer is substantially complete. Subsequent to the sale of our products, we have no obligation to provide any modification or customization, upgrades, enhancements, or post-delivery customer support. Design and engineering services are an integral part of the total home package sold to the customer and as such, revenue for these efforts are not recognized as a separate line item in our financial statements. However, customers occasionally cancel their contracts with us. Upon cancellation we recognize revenue for services performed for design and engineering services in accordance with a predetermined fee schedule that was shared with the customer at the time of the contract signing. We deduct this amount from the deposit that accompanied the contract and return the remainder of the deposit to the customer.

Impairment of Long-lived and Intangible Assets: We evaluate the recoverability of the Company's long-lived assets, where indicators of impairment are present, by reviewing current and projected profitability or discounted cash flow of such assets. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. Intangible assets not subject to amortization are tested for impairment at least annually. We did not record any impairment losses for the fiscal year ended January 31, 2005. For the fiscal year ended January 31, 2004, we wrote down the value of a parcel of real estate that was determined to be valued higher than its fair market value by $30,100 based on an independent real estate appraisal.

Income Taxes: We estimate our income taxes in each of the jurisdictions in which we operate. This process involves an estimation of our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our Consolidated Balance Sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in our Statement of Operations. To date, we have recorded a full allowance against our deferred tax assets.

Reserves for Doubtful Accounts and Obsolete/Excess Inventory: Based on our judgment, we review our accounts receivable and inventory to establish reserves that adjust the carrying value to the estimated net realizable value. On a regular basis, we evaluate our accounts receivable and inventories and establish these reserves based on a multitude of contributing factors. In the case of accounts receivable, we establish the reserve based on a combination of specific customer circumstances as well as the history of write-offs and collections. In the case of inventories, factors we consider in establishing a reserve include economic conditions, product mix, sales levels, customer acceptance of our products and changing product styles. As a result, we established a reserve for doubtful accounts receivable of $20,199 for the fiscal year ended January 31, 2004, which was written off with its offsetting receivable in the fiscal year ended January 31, 2005, and a reserve for slow moving and obsolete inventories of $18,000 for the fiscal years ended January 31, 2005 and 2004.

RESULTS OF OPERATIONS

Comparison of Fiscal Year Ended January 31, 2005 ("Fiscal 2005") with Fiscal Year Ended January 31, 2004 ("Fiscal 2004")

Revenues. Net sales were $21,549,755 for Fiscal 2005 compared with $15,795,309 for Fiscal 2004. The increase of $5,754,446 was primarily attributable to increased sales of our log home and panelized home construction kits. Approximately 89% of total revenues are represented by home construction kit sales and this portion of our revenues improved from Fiscal 2004 to Fiscal 2005 through a 24% increase in units shipped and an increase of 7% percent in the average value of these units shipped. The remaining contributors to our revenues are building material sales, design and engineering services, construction and freight revenues. Collectively these items increased 84% over the Fiscal 2004 revenues, with most of the increase attributable to our newly-acquired companies. Our strategy is to continue to add to our product offerings and to increase our market share through the introduction of new home designs, product and style selections. We anticipate that the majority of our revenues will continue to be produced through the sale of log home and panelized home construction kits.

Over the next year, we expect to continue to grow. We expect our revenues to increase by a similar rate as that of the current year based on the increase in our backlog of undelivered contracts at January 31, 2005 and the continued favorable economic climate for home construction in the United States. We also believe that the contribution of these subsidiaries during the upcoming fiscal year will add to the Company's anticipated growth.

Gross Profit/Cost of Sales. Our gross margin increased by $993,652, to $7,249,306 in Fiscal 2005. Although gross profit increased by 16% in Fiscal 2005 as compared with Fiscal 2004, gross profit as a percentage of sales decreased by 7%, from 40% in Fiscal 2004 to 33% in Fiscal 2005. The decrease in gross profit percentage was primarily the result of higher material costs, which increased as a percent of sales by 7% in Fiscal 2005 as compared with Fiscal 2004. Manufacturing overhead increased by 2%, while design and engineering costs decreased by 2%. Delivery and direct labor costs remained relatively constant as a percentage of sales.

Beginning in the Fiscal 2004 building season and continuing throughout Fiscal 2005, commodity lumber costs increased substantially. We use fixed price contracts, where we do not have the ability to adjust the selling price of the contracts to rising costs. The selling prices to which we are contractually bound are valid for a period of nine months from the date of the contract signing, and typically we do not raise the selling price of the contract if the shipment takes place within another three months of the expiration of the initial nine month period, regardless of increases in the cost of materials used in those contracts. Manufacturing overhead increased due to increased costs associated with facility and personnel. The design and engineering cost decrease as a percent of sales was due to the increased contribution to total sales of the subsidiaries the Company acquired in Fiscal 2004. Their use of design and engineering is dramatically less that that of the parent company. In fiscal 2006, we believe that our gross profit percentage will begin to increase. We expect cost increases to occur in the area of building materials, but those increases should be offset by increases to our sales prices. An additional element to improving our gross profit percentage is the increased utilization of our newly-acquired subsidiaries in British Columbia, Canada for the manufacture and distribution of home building kits to customers located in the western portion of the United States.

Operating expenses: Total operating expenses for the year ended January 31, 2005 were $8,039,610 as compared with $6,463,628 during the fiscal year ended January 31, 2004, an increase of $1,575,982, or 24%. As a percentage of net sales, operating expenses were 37% and 41%, respectively, for the fiscal years ended January 31, 2005 and 2004.

Sales commissions consist of amounts paid both to our employee sales persons and our independent dealers throughout the United States. For the Fiscal 2005 commissions amounted to $2,181,751, or 10% of net sales, compared with $1,796,701 in Fiscal 2004, or 11% of net sales. While total commissions expense increased 21% compared to our increase in total net sales of 36%, it does not necessarily follow that commissions will increase at a proportionate rate. Employee sales representatives are compensated at commission rates that are lower than the independent dealers utilized by the Company. Depending on the mix of sales, total commissions can change at a disproportionate rate in relation to the change in net sales. Also, the Company's newly-acquired subsidiaries in British Columbia and Idaho do not have independent dealers and sell most of their home building kits to third parties who in turn sell the product to the end user. This practice results in an elimination of the commission, however, the practice also generates a lower gross profit due to sales on a wholesale basis.

Selling, general and administrative expenses of $5,857,859 in Fiscal 2005 have increased $1,190,932, or 26%, when compared to the same expenses in Fiscal 2004 of $4,666,927. However, as a percentage of total net sales, selling, general and administrative expenses decreased by 2%, to 27% in Fiscal 2005. The primary items that contributed to the increase in expense were an increase in amortization expense, an increase in personnel and related fringe benefits, and increased spending on attendance at national trade show expositions and marketing and promotion costs. Additionally, our newly-acquired subsidiaries added to this category of spending, contributing costs for a full year compared with less than half a year in Fiscal 2004 between the time of acquisition of such subsidiaries and the completion of the fiscal year.

In the coming year, we will continue to attend all national trade shows and to increase our marketing through various media outlets in order to expand our presence in the marketplace. We will endeavor to recruit new dealers in areas where our presence is less than optimal and we will continue to introduce new products and styles of home building kits. To meet the increased demands placed on our internal administration as a result of expansion, we will continue to increase our employment as necessary. As such we expect our selling, general and administrative costs will increase as we invest in our future.

Interest expense: In Fiscal 2005, interest expense was comprised primarily of interest paid on our multi-faceted credit facility and various other credit borrowings of lesser amounts, including interest on notes payable. In Fiscal 2004, interest expense was comprised of interest paid on the Company's Convertible Subordinated Debentures (which debentures matured on May 15, 2003 and all were converted into common stock of the Company), on our multi-faceted credit facility established in October 2003 and on various other credit borrowings of lesser amounts. We expect the Company's interest expense to increase during the coming fiscal year as we use this credit facility to expand our business and to support our inventory and operational needs.

Income taxes: For Fiscal 2005, the Company has not accrued any income tax expense, nor has any benefit been recognized. In Fiscal 2005, the Company will not owe federal income taxes principally due to losses incurred and to differences in depreciation rates used for book and tax purposes.

Net loss: Though sales increased for the year, the Company incurred a net loss of $784,298 for Fiscal 2005. The principal factors that caused the loss were the unrecoverable cost increases relating to fixed price contracts, the losses incurred at the Company's subsidiary in British

Columbia stemming from a slow sales year and from reorganizational efforts which were ongoing during Fiscal 2005. We believe, though, that this subsidiary, along with the other subsidiaries acquired during Fiscal 2004 will enhance our core business and improve our ability to grow. In addition, the Company continues to spend on marketing and promotion in order to expand our presence and market share. The increase in sales in Fiscal 2005, as well as the increase in our backlog of undelivered contracts of 30% over the amount at the end of the previous fiscal year, leads us to believe this is a sound strategy. We are expecting increased sales during the upcoming year, and we anticipate the Company will return to profitability in the fiscal year ended January 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal year 2004 brought significant changes to the Company's financial structure as a result of the acquisition of three businesses and the acquisition of the assets of a fourth business. In August 2003 we acquired two companies affiliated through common ownership, True Craft Log Structures, Ltd. and Hart & Son Industries, Ltd. located in Maple Ridge, British Columbia, Canada; in October 2003 we acquired all of the assets of Adirondack Forest Industries, Inc., a saw mill located in Galway, New York; and in November 2003 we acquired Snake River Log Homes LLC, located in Rigby, Idaho. The intent of these acquisitions is to expand our product offerings, to have manufacturing and distribution capability on the west coast of North America, to increase the Company's market share both domestically and internationally, to acquire the capability to manufacture the wood products that we sell, and to employ the talent of certain individuals who are associated with the acquired companies.

The table below highlights key balances and ratios as the result of this acquisition plan (in $1,000's of US dollars):

	As of January 31,	
	2005	2004
Financial Condition:		
Total Assets	$ 11,490	$ 11,838
Total Liabilities	$ 9,801	$ 9,414
Total Equity	$ 1,689	$ 2,424
Debt/equity ratio	2.56	1.85
Assets/debt ratio	2.65	2.64
Working Capital:		
Current Assets	$ 4,279	$ 4,262
Current Liabilities	$ 6,860	$ 6,067
Current Ratio	.62	.70
Cash Position:		
Cash & cash equivalents	$ 858	$ 750
Cash generated (used) by operations	$ 521	$ (250)

Financial Condition

During the year ended January 31, 2005, the Company had a decrease in assets from $11,838,070 in Fiscal 2004 to $11,489,983 in Fiscal 2005. The largest decreases were in the areas of inventory, property plant and equipment and intangible assets. We also had an increase in total liabilities from $9,413,982 in Fiscal 2004 to $9,801,161 in Fiscal 2005, with the largest increase coming from customer deposits.

During Fiscal 2004 we entered into a multi-faceted credit facility with First Pioneer Farm Credit, ACA ("First Pioneer"). The total credit available to the Company is $3,675,000 of which the Company has utilized $2,899,000 as of January 31, 2005, as compared with $2,588,000 as of January 31, 2004. The proceeds from borrowings against the credit facility in Fiscal 2004 were used principally to finance the Company's recent acquisitions. Additional borrowings in Fiscal 2005 were used principally to purchase fixed assets and for working capital.

The credit facility with First Pioneer has four separate components which includes a revolving line of credit intended for the purchase of inventory and other operating needs. The credit facility has various maturity dates ranging from yearly renewal for the line of credit to terms of four to ten years for the long-term portions. The interest rate for the majority of the borrowings under the First Pioneer credit facility is at the prime rate as published in the Wall Street Journal, but the interest rate for one million dollars of the credit facility is fixed for a two-year period at a below-prime rate. This portion of the loan is subsidized by the State of New York and is provided as an incentive for the creation of employment in the State of New York.

The Company, in Fiscal 2004, used common stock and seller financing in the form of non-interest bearing long-term notes to finance a portion of the acquisitions. The seller financing was payable over terms of five to seven years with the majority of the notes subject to monthly repayments while a smaller amount is due on an annual basis.

In May 2003, all holders of the Company's Series B and Series C Convertible Subordinated Debentures, a total of $220,000, converted their holdings into the common stock of the Company at the maturity date of the debentures. The Company issued 1,162,500 shares of common stock pursuant to the conversion of those debentures.

Working Capital; Sources and Uses of Cash

At January 31, 2005, we had a working capital deficiency of $2,580,238 as current liabilities exceeded current assets. At January 31, 2004, we had a working capital deficiency of $1,804,864. At January 31, 2005 our working capital deficiency increased from the previous year by $775,374. Our balance of cash and cash equivalents increased during Fiscal 2005 primarily due to cash provided by a decrease in inventories and an increase in customer deposits and accrued expenses, as well as an increase in bank borrowings. Cash was used to purchase fixed assets, to decrease trade accounts payable and increase prepaid expenses, and to pay down various notes and bank debt.

We believe that our cash and cash equivalents, together with expected revenues from operations will be sufficient to meet the Company's anticipated working capital requirements for the fiscal year ended January 31, 2006. We anticipate that as we enter into the building season shipping cycle that we will generate the needed working capital from the Company's undelivered backlog of contracts at January 31, 2005. Also, we have not drawn all of the available funds provided under the First Pioneer credit facility, which is available to us to supplement the funds generated by the Company's operations.

Our backlog of undelivered contracts at January 31, 2005 was approximately $32,304,000. This is an increase of $7,084,000 or 28% from the prior year's ending backlog at January 31, 2004. A contract is considered to be part of our backlog when the contract is signed by the customer, is accompanied by a deposit and is countersigned by an officer of the Company. It has been the Company's experience, over the past five years for which such statistics have been kept, that the products for an average of approximately 43% of the undelivered contracts in the backlog at the end of the fiscal year are shipped in the subsequent fiscal year. To the extent this historical standard is used to forecast the Company's performance in the fiscal year ending January 31, 2006, approximately $13,890,700 of product is anticipated to be delivered with respect the contracts contained in the beginning backlog at January 31, 2005. The balance of the Company's deliveries during any given fiscal year originate from contracts that are both written and delivered during the same fiscal year. Of the amount of shipments for Fiscal 2005 approximately $11,105,000 originated from the beginning backlog of $25,220,000 at January 31, 2004, and approximately $8,242,000 originated from contracts written during Fiscal 2005, which represented approximately 25% of contracts written during the fiscal year. Fiscal 2006 potential revenues are contingent on various factors including general economic conditions, weather, interest rates and the overall climate for new housing construction.

The table below illustrates the changes in our backlog for the past two fiscal years (in $1,000's of US dollars):

	Fiscal Year Ended	
	2005	2004
Beginning backlog	$ 25,220	$ 20,088
Add: New contracts	31,575	23,266
Amendments	1,224	710
Sub-total	58,019	44,064
Less: Shipments	-19,347	-13,842
Cancellations	- 6,368	- 5,002
Ending backlog	$ 32,304	$ 25,220

Each year we experience contract cancellation. The reasons for cancellations are varied and no one particular reason is dominant over the total population of reasons given by our customers. It has been the Company's experience, over the past five years for which such statistics have been kept, that an average of approximately 23% of undelivered contracts contained in the backlog at the end of the fiscal year will be cancelled in the subsequent fiscal year. Similarly, the Company's records over the past five years for which such statistics have been kept indicate that an average of 4% of the contracts written during the fiscal year will also be cancelled during that same fiscal year. In the event of cancellation of a contract, the Company does realize a certain amount of revenue for work performed relating to drafting and engineering services. These charges for work performed are calculated in accordance with a Disclosure Letter Addendum that each customer signs, which delineates specific costs for drafting and engineering services. After deduction of the charges for services performed, the balance of the customer's deposit is returned to the customer. During fiscal years 2005 and 2004 we realized revenues of $144,810 and $161,237, respectively, from to the aforementioned services.

Contractual Cash Obligations

We have a number of long-term obligations requiring future payments pursuant to debt and lease agreements. The table below is a presentation of all such commitments and agreements.

Payments Due by Period

Contractual Obligations	Total	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
Bank Debt:					
Line of Credit	$ 753,000	$ 753,000	$ - 0 -	$ - 0 -	$ - 0 -
10 Year Term Loan	1,677,160	173,520	347,040	347,040	809,560
5 Year Term Loan	402,053	92,632	185,264	124,157	- 0 -
4 Year Term Loan	66,667	25,000	41,667	- 0 -	- 0 -
Notes Payable:					
In connection with acquisitions:					
Related Party	316,562	87,344	157,919	71,299	- 0 -
Others	1,073,632	265,857	474,950	283,755	49,070
Vehicles	14,262	11,950	2,312	- 0 -	- 0 -
Other	- 0 -	- 0 -	- 0 -	- 0 -	- 0 -
Capital Lease Obligations	18,584	15,744	2,840	- 0 -	- 0 -
Operating Leases	564,976	163,353	306,630	94,993	- 0 -
Other	7,500	- 0 -	7,500	- 0 -	- 0 -
Total Contractual Cash Obligations	$ 4,894,396	$ 1,588,400	$ 1,526,122	$ 921,244	$ 858,630

All of the contractual obligations shown above have contractual terms whereby the due date of the debt is accelerated upon the occurrence of certain "events of default." These events of default are standard terms and conditions in most business debt agreements, such as nonpayment of the obligation, or allowing a judgment to be levied against the collateralized property that goes un-remedied for more than 30 days. If and when an event of default occurs, and the lender declares that there is an event of default and if the default is not corrected within 30 days of such notice (90 days in the case of certain seller financing notes), the obligations and any unpaid interest become due and payable immediately.

The bank debt made available by First Pioneer (the "First Pioneer Credit Facility") is conditioned upon the Company's continued compliance with affirmative, negative, continuing and financial covenants. Examples of the affirmative covenants include compliance with laws; maintaining insurance; maintaining the property; maintaining books and records, and similar items. Examples of the negative covenants include not allowing liens or security interests to be placed against any of our assets; we cannot change fiscal years; we may not enter into other borrowings without the prior consent of the bank, and similar restrictions. The continuing covenants require us to provide First Pioneer with audited financial statements on an annual basis; to provide quarterly operating statements; to file all necessary tax returns annually and provide a copy to the bank, and other similar requirements. The financial covenants require us to meet two financial ratios, fixed charge coverage ratio and current ratio, and to maintain a minimum net worth, on an annual basis. At January 31, 2005, we were required to achieve a fixed charge coverage ratio of not less than 2.00 to1.0; achieve a current ratio of not less than 1.0 to 1.0; and to maintain a minimum tangible net worth of $3,606,298. During Fiscal 2005, the Company failed to meet the financial covanents. Failing to meet these financial covenants constitutes an "event of default" under the terms of the First Pioneer Credit Facility. The Company applied for and received a waiver from First Pioneer with regard to these financial covenants for the fiscal year ended January 31, 2005. There were no other events of default with respect to the First Pioneer Credit Facility at January 31, 2005.

We believe that the default with regard to the financial covenants of the First Pioneer Credit Facility occurred due to the aforementioned unrecoverable cost increases and losses at our subsidiary in British Columbia. We believe that our inability to meet the goals set by First Pioneer has not damaged our relationship with them, nor do we believe that it will hinder our ability to obtain future financing for contemplated projects. The Company has discussed these issues during its annual review with First Pioneer, and feels that it will meet the financial covenants that will be in effect for Fiscal 2006.

Factors That Could Affect Future Results

Certain statements made in this Annual Report on Form 10-KSB are forward-looking statements based on our current expectations, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Our business, financial condition and results of operations could differ materially from those anticipated in these forward-looking statements as a result of certain factors, as more fully described below and elsewhere in this Form 10-KSB. You should carefully consider the risks and uncertainties described below, which are not the only ones facing our Company. Additional risks and uncertainties also may impair our business operations.

These forward-looking statements generally relate to our belief that we will increase the sales of our products to an expanding base of customers; that we will be able to leverage our West Coast manufacturing capability to provide a cost effective solution to shipment of products to customers located in the western United States, and that demand for Swedish-cope style homes will increase, particularly on the East Coast of the United States, that will lead to growth of sales revenues of the Company over the next several years.

We face significant price competition.

There are no assurances that competitive pressures will not force us to accept reduced margins to compete in the future. Large companies within the industry with significantly greater resources continue to expand in the marketplace and compete for customers with a strategy that is based on price. While selling price is a distinguishing factor between companies offering log home construction kits, the Company feels that other important factors in a purchase decision are product attributes, service, quality and design.

Our industry is subject to economic fluctuations based on mortgage interest rates.

The home construction industry has enjoyed robust sales over the past several years as mortgage interest rates have been at or near historical lows. Should there be an increase in mortgage rates in the future, such an increase may have an effect on the number of prospective purchasers of newly-constructed homes, which, in turn may have an effect on the number of home construction kits that the Company may be able to sell.

We are dependent the performance of certain third-party individuals and entities.

We manufacture a home construction kit to be purchased by individuals who desire to build a new home. The Company does not build the home nor do we provide certain interior amenities such as plumbing, wiring, cabinet, etc., nor do we prepare the building site or install wells or septic systems. Our ability to ship the home construction kit is dependent to a large extent upon the timely performance of third party individuals and entities, such as building permit reviewing agencies and contractors, to complete their portion of the work scheduled prior to our shipment of product. Any adverse incident with respect to these third party individuals and entities, such as lack of availability of heavy machinery to excavate a job site, can interfere with our ability to make shipments to our customers, and consequently, our ability to generate additional revenue.

The industry is sensitive to seasons and weather.

The home construction industry is seasonal in nature and is sensitive to weather conditions. The building cycle is more active during the months of May to October and less active during the months of November to March. This is particularly true for the Company where a majority of our shipments are made into the northeast region of the United States where winter conditions may arrive earlier than expected and stay later than expected into the spring season. In addition, the initial months of spring can include rain and muddy ground conditions, which are not conducive for new home construction. Weather conditions are unpredictable and can have an adverse affect on our ability to ship product and generate revenue. In light of the effect winter weather conditions have on our first quarter shipments, the Company has routinely experienced a loss in past first quarters of the Company's fiscal year and believes it may experience a similar loss in the first quarter of fiscal year 2006. The Company is working to address the impact of the winter season on the Company's historical first-quarter financial performance through acquisitions.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2002, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after January 31, 2003. The Company does not believe this statement will have a material impact on its financial statements.

In December 2002, FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS No. 148"). The standard amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods for voluntary transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation ("the fair value method"). SFAS No. 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income (loss) and earnings (loss) per share in annual and interim financial statements. The transition provisions of SFAS No. 148 are effective in fiscal years beginning after December 15, 2002. During the fiscal year ended January 31, 2003, we adopted the disclosures practices of SFAS No. 148.

In April 2003, FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). During the year ended January 31, 2004, we adopted the provisions of SFAS No. 149, and it had no material effect on the results of operations or financial position.

In May 2003, FASB issued Statement of Financial Accounting Standards No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous pronouncements, issuers could account for as equity. The new accounting guidance contained in SFAS No. 150 requires that those instruments be classified as liabilities in the balance sheet. During the year ended January 31, 2004, we adopted the provisions of SFAS No. 150, and it had no material effect on the results of operations or financial position.

In December 2003, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 ("SAB 104"), which updated the guidance in Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements." SAB 104 also integrates the set of related SAB 101 Frequently Asked Questions and recognizes the role of the AICPA's Emerging Issues Task Force ("EITF"), consensus on Issue No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables." The EITF concluded that revenue arrangements with multiple elements should be divided into separate units of accounting if the deliverables in the arrangement have value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of the undelivered elements, and as long as there are no rights of return or additional performance guarantees by the Company. The provisions of EITF Issue No. 00-21 are applicable to agreements entered into in fiscal periods commencing after June 15, 2003. SAB 104 directs companies to identify separate units of accounting based on EITF Issue 00-21 before applying the guidance of SAB 104. We believe that neither our operating results nor our financial condition will be materially affected by the provisions of EITF 00-21, nor by the guidance of SAB 104.

In December 2003, FASB issued Financial Interpretation No. 46R ("FIN 46"), "Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify variable interest entity ("VIE") and determining when the assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate that entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN 46 also requires additional disclosure by primary beneficiaries and other significant variable interest holders. Certain provisions of this interpretation became effective upon issuance. As of January 31, 2004, we did not have any VIE.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs — An Amendment of ARB No. 43, Chapter 4" ("FAS 151"). FAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, FAS 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in FAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of FAS 151 will have a significant effect on its financial statements.

On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25 and its interpretations, and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows." SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123(R) is effective for the Company at the beginning of the first interim or annual period beginning after December 15, 2005. The Company intends to adopt SFAS 123(R) beginning with its annual report for the fiscal year ended January 31, 2006. The Company does not expect that the adoption of SFAS 123(R) will have a material effect on its financial statements.

ITEM 7. FINANCIAL STATEMENTS

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Lincoln Logs Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Lincoln Logs Ltd. and Subsidiaries as of January 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Lincoln Logs Ltd. and Subsidiaries as of January 31, 2004, were audited by other auditors whose report dated April 28, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Logs Ltd. and Subsidiaries as of January 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY LLP

Albany, NY
April 21, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Lincoln Logs Ltd.

We have audited the accompanying consolidated balance sheet of Lincoln Logs Ltd. and subsidiaries (the "Company") as of January 31, 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Logs Ltd. and subsidiaries as of January 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Urbach Kahn & Werlin LLP

Albany, New York
April 28, 2004

LINCOLN LOGS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JANUARY 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT ASSETS:		
Cash and cash equivalents	$ 857,686	$ 750,239
Trade accounts receivable, net of allowance for doubtful accounts of $20,199 in 2004	363,601	337,166
Inventories:		
Raw materials	1,849,741	2,032,050
Work in process	453,898	477,389
Prepaid expenses and other current assets	719,203	564,883
Income taxes receivable	29,686	97,427
Mortgage and notes receivable	5,623	2,592
Total current assets	4,279,438	4,261,746
PROPERTY, PLANT AND EQUIPMENT:		
Cost	8,710,133	8,563,343
Less accumulated depreciation	(4,382,790)	(3,983,816)
Property, plant and equipment - net	4,327,343	4,579,527
OTHER ASSETS:		
Mortgage and notes receivable	70,938	60,053
Deposits and other assets	68,003	70,742
Goodwill	1,350,020	1,319,970
Other intangible assets, net of accumulated amortization of $282,767 in 2005 and $97,537 in 2004	1,394,241	1,546,032
Total other assets	2,883,202	2,996,797
TOTAL ASSETS	$ 11,489,983	$ 11,838,070

See accompanying notes to consolidated financial statements.

(continued)

LINCOLN LOGS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)
JANUARY 31, 2005 AND 2004

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
CURRENT LIABILITIES:		
Borrowings on line of credit	$ 753,000	$ 503,000
Current installments of bank loans	254,040	118,980
Current installments of note payable, related party	87,344	93,458
Current installments of notes payable	280,120	407,109
Current installments of capital lease obligations	13,432	22,211
Trade accounts payable	1,408,409	1,578,912
Accrued salaries and wages	179,008	196,243
Accrued expenses	713,100	570,850
Customer deposits	3,171,224	2,575,847
Total current liabilities	6,859,677	6,066,610
LONG-TERM DEBT, net of current installments:		
Note payable, related party	229,218	316,563
Bank loans	1,891,839	1,960,687
Notes payable	807,775	1,037,541
Capital lease obligations	5,152	17,581
Total long-term debt	2,933,984	3,332,372
OTHER LONG-TERM OBLIGATION	7,500	15,000
Total liabilities	9,801,161	9,413,982
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY :		
Preferred stock, $ .01 par value; authorized 1,000,000 shares; issued and outstanding - 0 - shares	---	---
Common stock, $ .01 par value; authorized 12,000,000 shares in 2005, 10,000,000 shares in 2004; issued 9,040,059 shares in 2005, 9,544,299 shares in 2004	90,401	95,443
Additional paid-in capital	5,228,255	6,107,648
Accumulated deficit	(3,730,103)	(2,945,805)
Accumulated other comprehensive income	100,269	51,237
	1,688,822	3,308,523
Less cost of 504,240 shares of common stock in treasury in 2004	---	(884,435)
Total stockholders' equity	1,688,822	2,424,088
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 11,489,983	$ 11,838,070

See accompanying notes to consolidated financial statements.

LINCOLN LOGS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JANUARY 31, 2005 AND 2004

	2005	2004
NET SALES	$ 21,549,755	$ 15,795,309
COST OF SALES	14,300,449	9,539,655
GROSS PROFIT	7,249,306	6,255,654
OPERATING EXPENSES:		
Commissions	2,181,751	1,796,701
Selling, general and administrative	5,857,859	4,666,927
Total operating expenses	8,039,610	6,463,628
LOSS FROM OPERATIONS	(790,304)	(207,974)
OTHER INCOME (EXPENSE):		
Interest income	37,866	31,443
Interest expense	(154,259)	(55,284)
Other	122,399	44,510
Total other income - net	6,006	20,669
LOSS BEFORE INCOME TAXES	(784,298)	(187,305)
INCOME TAXES	---	(9,914)
NET LOSS	$ (784,298)	$ (177,391)
PER SHARE DATA :		
Basic and diluted loss per share	$ (0.09)	$ (0.02)

See accompanying notes to consolidated financial statements.

LINCOLN LOGS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 31, 2005 AND 2004

	Number of shares	Par value amount	Additional paid-in capital	(Accumulated deficit)	Accumulated Other Comprehensive Income	Treasury stock	Total stockholders' equity	Other Comprehensive Income
Balance at January 31, 2003	7,759,299	77,593	5,681,554	(2,768,414)	---	(884,435)	2,106,298	
Debt converted to common stock	1,162,500	11,625	208,375	---	---	---	220,000	
Common stock issued upon exercise of stock options	35,000	350	5,663	---	---	---	6,013	
Common stock issued upon acquisition of business	287,500	2,875	73,456	---	---	---	76,331	
Common stock issuable upon acquisition of business	300,000	3,000	138,600	---	---	---	141,600	
Foreign currency translation adjustment				---	51,237	---	51,237	51,237
Net loss - 2004	---	---	---	(177,391)	---	---	(177,391)	(177,391)
Balance at January 31, 2004	9,544,299	$ 95,443	$ 6,107,648	$(2,945,805)	$ 51,237	$(884,435)	$2,424,088	$(126,154)
Cancellation of treasury shares	(504,240)	(5,042)	(879,393)			884,435	---	
Foreign currency translation adjustment				---	49,032	---	49,032	49,032
Net loss - 2005	---	---	---	(784,298)	---	---	(784,298)	(784,298)
Balance at January 31, 2005	9,040,059	$ 90,401	$ 5,228,255	$(3,730,103)	$ 100,269	$ ---	$1,688,823	$(735,265)

See accompanying notes to consolidated financial statements.

LINCOLN LOGS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 2005 AND 2004

	2005	2004
OPERATING ACTIVITIES:		
Net loss	$ (784,298)	$ (177,391)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	554,719	316,673
Amortization	185,230	47,863
Gain on sale of assets	(54,953)	(4,664)
Changes in operating assets and liabilities:		
Increase in trade accounts receivable	(25,162)	(129,474)
Decrease (increase) in inventories	220,406	(1,003,559)
Increase in prepaid expenses and other current assets	(153,228)	(148,479)
Decrease (increase) in income taxes receivable	68,223	(97,427)
Decrease (increase) in deposits and other assets	2,739	(5,382)
(Decrease) increase in trade accounts payable	(173,580)	1,231,392
Increase (decrease) in customer deposits	595,204	(241,341)
Increase (decrease) in accrued expenses, payroll, related taxes and withholdings	113,357	(26,421)
Decrease in due from related parties	---	10,141
Decrease in accrued income taxes	---	(22,100)
Net cash provided (used) by operating activities	548,657	(250,169)
INVESTING ACTIVITIES:		
Additions to property, plant and equipment	(334,532)	(468,398)
Acquisition of businesses	---	(1,798,830)
Proceeds from the sale of assets	122,748	10,000
Payments received on mortgage receivable	3,484	3,251
Net cash used by investing activities	(208,300)	(2,253,977)
FINANCING ACTIVITIES:		
Proceeds from issuance of long-term debt	210,161	1,222,390
Net proceeds from borrowings on line of credit	250,000	503,000
Proceeds received on exercise of stock options	---	6,013
Loan origination fees	(9,174)	(43,544)
Repayments of capital leases	(25,368)	(61,616)
Repayment of bank loans	(143,949)	(190,208)
Repayments of notes payable	(520,328)	(118,818)
Net cash (used) provided by financing activities	(238,658)	1,317,217
Effect of foreign currency translation on cash	5,748	51,237
Net increase (decrease) in cash and cash equivalents	107,447	(1,135,692)
Cash and cash equivalents at beginning of period	750,239	1,885,931
Cash and cash equivalents at end of period	$ 857,686	$ 750,239

See accompanying non-cash disclosure note (Note 17 to consolidated financial statements).
See accompanying notes to consolidated financial statements.

Note 1. Business Description

Lincoln Logs Ltd. and subsidiaries (the "Company"), headquartered in Chestertown, New York, is a leading supplier of high quality home building packages. The Company's main products are log home building packages and insulated, panelized-wall home building systems. Its wholly owned subsidiary, Snake River Log Homes LLC ("Snake River"), offers as an option to its customers, construction services. Products are represented, sold and serviced through a 61 member National Dealer Network, and through four Company-owned and operated sales centers in northern New York, northern California, southeastern Idaho and southwestern British Columbia, Canada. While the Company sells its products throughout the United States, western Canada and Japan, its principal markets are in the northeastern and northwestern regions of the United States.

Lincoln Logs Ltd. was incorporated in New York in 1977 and has the following wholly-owned subsidiaries: Thermo-Home Inc., a New York corporation through which the Company's panelized homes were previously manufactured and marketed (the manufacture and marketing operations of the Company's panelized homes were integrated into the operations of Lincoln Logs Ltd. during fiscal year ended January 31, 1988); Snake River Log Homes, LLC, a sole-member Limited Liability Company organized under the laws of the State of Idaho whose principal activity is the marketing and sale of log homes constructed of rustic logs in the Swedish-cope style; AFI Acquisition Company, LLC, a sole-member Limited Liability Company organized under the laws of New York in October 2003 whose principal activity is the manufacture of dimensional wood products for consumption by Lincoln Logs Ltd.; True-Craft, Inc., a New York corporation that was formed in November 2004 as a holding company for the Company's Canadian subsidiary True-Craft Log Structures Co. ("True-Craft"). True-Craft is a Nova Scotia Unlimited Liability Company formed in November 2004 as a holding company into which the Company's Canadian subsidiaries, True-Craft Log Structures Ltd., Hart & Son Industries Ltd. ("Hart & Son") and Lincoln Logs Canada Ltd., were amalgamated and whose principal activity is the manufacture, marketing and sales of log homes principally to the Canadian, European and Pacific Rim markets. Unless the context otherwise requires, the term "Company" refers to Lincoln Logs Ltd. and its subsidiaries.

The Company's fiscal year ends on January 31. As used hereafter, 2005 refers to the fiscal year ended January 31, 2005, and 2004 refers to the fiscal year ended January 31, 2004.

In 2005, the Company purchased approximately 52% of the materials necessary to construct its log home and panelized home packages from eight suppliers. Of these eight suppliers, two accounted for 14% and 10% of purchases for the year ended January 31, 2005. In 2004, the Company purchased approximately 53% of the materials necessary to construct its log home and panelized home packages from six suppliers. Of those six suppliers, which were not necessarily the same suppliers in 2005, one accounted for 20% of purchases for the year ended January 31, 2004. Alternative sources of raw materials are readily available.

Note 2. Management's Plans

The Company's forecasted sales for its fiscal year ending January 31, 2006, projects a pre-tax operating profit. This forecast is based on historical backlog trends and a forecast of new bookings. A number of changes have been made to operations to improve the financial performance of the Company's True-Craft subsidiary in Canada. The Company has commenced the implementation of its "Opt-Out" strategy to no longer be an SEC public reporting company, which once completed will save the Company its annual SEC related compliance expenses.

Note 3. Summary of Significant Accounting Policies

(a) Principles of Consolidation. The consolidated financial statements include the accounts of Lincoln Logs Ltd. and its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

The Company's subsidiaries Thermo-Home, Inc. and Lincoln Logs International Ltd. are currently inactive.

(b) Cash and Cash Equivalents. Cash and cash equivalents are composed of cash in bank accounts and certificates of deposit with maturities of three months or less. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company maintains several bank accounts in four banks located in New York, Idaho, California and British Columbia, Canada. At various times throughout 2005 and 2004 bank balances exceeded FDIC insurance coverage.

(c) Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivable are comprised of amounts billed for recognized revenues. The Company has two types of receivables: secured and unsecured. The secured receivables result from the use of the Company's short term financing plan, CASHCO®, that is secured by an assignment of construction proceeds from the bank that issues the construction loan to the customer. Unsecured receivables result principally from the sale of building materials and performance of construction services. Also, amounts due at the time of delivery of a home package at or near the Company's year end date, for which the Company receives payment via certified check and deposits into its bank account subsequent to the month end date, are classified as accounts receivable at the year end date.

The Company maintains an allowance for doubtful accounts at an amount it estimates to be sufficient to provide protection against losses resulting from collecting less than full payment on its receivables. Management evaluates the following criteria when forming its judgment as to the adequacy of the allowance for doubtful accounts: risk of the individual creditor, past experience, the composition of the debt owed and economic conditions. The Company records an allowance for uncollectible receivables principally by specific identification of accounts whose ability to make payments, the Company believes, has been impaired. The Company writes-off uncollectible receivables when all efforts to collect have been exhausted. No allowance for doubtful accounts was deemed necessary in Fiscal 2005.

(d) Mortgage and Notes Receivable. Notes receivable are reported at their principal balance outstanding which approximates their fair market value. The mortgage receivable is reported at its principal balance outstanding which approximates its fair market value. Costs associated with notes receivable, if any, are charged to income when the note receivable is made. Interest income on notes and mortgage receivables are recognized when accrued.

(e) Inventories. Inventories are valued at the lower of cost (on a first-in, first-out basis) or market. Inventories are stated net of a reserve for obsolescence in the amount of $18,000 at January 31, 2005 and January 31, 2004, respectively.

(f) Revenue Recognition. Revenue from the sale of home packages is recognized when (1) we enter into a legally binding arrangement with a customer for the sale of a home package; (2) we deliver the home package; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. For customers who utilize the construction service offered as an option by the Company's wholly owned subsidiary, Snake River Log Homes LLC, no revenue is recognized on any portion of those sales until construction is substantially complete. Customers are normally required to pay a 10% deposit upon contract signing, and a second payment of 40% at the pre-cut stage, which is 45-60 days before delivery. The balance of 50% is due on delivery. The foregoing percentages may change when the Company's financing plan, known as CASHCO®, is utilized. The CASHCO plan is a short term financing plan that is secured by an assignment of construction loan proceeds from the bank that issues the construction loan to the customer. Depending on circumstances, the amount financed varies between 50% and 90% with interest at or above the prime lending rate. The financing plan is utilized for less than 2% of all shipments and commonly the duration of the loan is not longer than 90 days.

Upon cancellation of contracts the amounts recognized for the performance of design and engineering services related to the preparation of blueprints are included in net sales.

(g) Shipping and Handling Costs. Shipping and handling costs related to the delivery of the Company's home building packages and building materials are included in cost of sales. Amounts received as reimbursements from customers of shipping and delivery costs are included in net sales.

(h) Property, Plant & Equipment. Depreciation of plant and equipment is computed on a straight-line basis over the estimated useful lives of the assets, which range from five to thirty-nine years. Costs related to the improvement or betterment of assets that extend their useful life are capitalized and depreciated over the remaining useful life of the asset; repair and maintenance costs are expensed as incurred.

(i) Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

(j) Goodwill. Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired. Goodwill and intangible assets that have indefinite useful lives are not amortized, but are subject to impairment testing on at least an annual basis. The Company performs a test for goodwill impairment at least annually.

(k) Other Intangible Assets. Other intangible assets represent non-competition agreements, loan origination costs, customer lists and a long-term supply agreement that are being amortized over five to ten year periods. Trademarks have an indefinite useful life, are not amortized, and are subject to impairment testing at least on an annual basis. Amortization expense was $185,230 in 2005 and $47,863 in 2004.

(l) Accounting for the Impairment of Long-Lived Assets. Long-lived assets and certain identifiable intangibles are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by an asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(m) Loss Per Share. Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the respective periods. The weighted average number of common shares used to compute basic loss per share was 9,040,059 for the year ended January 31, 2005 and 8,293,778 for the year ended January 31, 2004.

Diluted loss per share is computed based on the weighted average number of common shares outstanding during the respective periods and includes the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued. Stock options are included in the computation using the treasury stock method if the effect is dilutive. Diluted loss per share is the same as basic loss per share for the years ended January 31, 2005 and January 31, 2004 because the effect of including stock options would be anti-dilutive.

The numerator in the calculation of diluted loss per share for the years ended January 31, 2005 and 2004 was determined as follows:

	2005	2004
Net loss used to calculate basic per share amount	$ (784,298)	$ (177,391)
Numerator for calculation of diluted loss per share	$ (784,298)	$ (177,391)

The denominator in the calculation of diluted loss per share for the years ended January 31, 2005 and 2004 was determined as follows:

	2005	2004
Weighted average outstanding shares used to calculate basic loss per share	9,040,059	8,293,778
Add shares issuable assuming exercise of outstanding stock options	---	---
Denominator for calculation of diluted loss per share	9,040,059	8,293,778
Basic loss per share	$ (0.09)	$ (0.02)
Diluted loss per share	$ (0.09)	$ (0.02)

Shares issuable assuming exercise of outstanding stock options at January 31, 2005 and 2004 were not included in the computation of diluted loss per share for the years then ended as their effect was anti-dilutive.

(n) Advertising Costs. Advertising costs are expensed when the advertisement is first run and amounted to $567,369 and $451,910 in 2005 and 2004, respectively. The Company has prepaid advertising costs of $108,751 and $121,845 at January 31, 2005 and 2004, respectively. These amounts for 2005 and 2004, respectively, are included in "Prepaid expenses and other current assets" in the accompanying consolidated balance sheets.

(o) Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(p) Stock Based Compensation. The Company accounts for its incentive stock option plan and non-qualified stock option plan using the intrinsic value method in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") which was adopted by the Company as of February 1, 1996, permits entities to recognize the fair value of all stock-based awards on the date of grant as an expense over the vesting period. Alternatively, SFAS 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for the employee stock option grants as if the fair-value-based method defined in SFAS 123 had been applied.

On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25 and its interpretations, and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows." SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123(R) is effective for the Company at the beginning of the first interim or annual period beginning after December 15, 2005. The Company intends to adopt SFAS 123(R) beginning with its annual report for the fiscal year ended January 31, 2006. The Company does not expect that the adoption of SFAS 123(R) will have a material effect on its financial statements.

The following shows the pro-forma effect on net loss and loss per share for 2005 and 2004 as if the value of the stock option grants were charged to earnings under the provisions of SFAS 123:

	2005	2004
Net loss as reported	$ (784,298)	$ (177,391)
Stock compensation expense determined under the fair value method, net of $2,925 of income tax benefit in 2004	---	(16,575)
Pro forma net loss	$ (784,298)	$ (193,966)
Basic and diluted loss per share as reported	$ (0.09)	$ (0.02)

Pro forma basic and diluted loss per share	$ (0.09)	$ (0.02)

(q) Foreign Currency Translation. The Company translates the assets and liabilities of its wholly owned Canadian subsidiary, True-Craft, into US currency at the current exchange rate at the end of the fiscal year. The revenues and expenses of True-Craft are translated into US currency using the average exchange rate during the fiscal year. Gains and losses that result from foreign currency translation are included in Other Comprehensive Income. Foreign currency transaction gains and losses for the years ended January 31, 2005 and January 31, 2004, which are included in operations, are not material.

Note 4. Property, Plant and Equipment

A summary of property, plant and equipment at January 31, 2005 and 2004 is as follows:

	Estimated Useful Lives	2005	2004
Land		$ 1,012,346	$ 1,020,347
Buildings and improvements	15 – 39 years	2,910,945	3,047,979
Machinery and equipment	5 – 7 years	2,042,566	1,926,152
Furniture and fixtures	5 – 7 years	2,203,910	2,096,515
Transportation equipment	5 years	540,366	472,350
		$ 8,710,133	$ 8,563,343

Depreciation expense for the years ended January 31, 2005 and 2004 was $554,719 and $316,673, respectively.

Note 5. Indebtedness

Long-term debt at January 31, 2005 and 2004 consists of the following:

	2005	2004
Revolving line of credit at prime rate (5.25% at January 31, 2005), renewable annually, collateralized by accounts receivable and inventory	$ 753,000	$ 503,000
Term loan, due November 2007, interest at prime rate, payable in equal monthly installments with interest, collateralized by property, machinery, equipment and fixtures	66,667	91,667
Term loan, due April 2009, interest at prime rate, payable in equal quarterly installments, interest payable monthly, collateralized by property, machinery, equipment and fixtures	402,053	253,000
Term loan, due October 2013, interest only payable for the first year, then principal and		

interest payable in equal monthly installments with the remaining outstanding balance due at maturity; interest on $966,452 at a fixed rate of fixed rate of 3.81% for two years, then reverting to prime rate; interest on $710,707 at prime rate, collaterized by property, machinery, equipment and fixtures	1,677,159	1,735,000
Subordinated note payable to related party in connection with the Snake River acquisition (see Note 16), due November 2008, interest at 0%, payable annually, discounted net present value at the rate of 7%, unsecured	316,562	410,021
Subordinated note payable in connection with the Snake River acquisition (see Note 16), due November 2008, interest at 0%, payable annually, discounted net present value at the rate of 7%, unsecured	316,562	410,021
Note payable in connection with the Snake River acquisition (see Note 16), due April 2004, interest at 0%, unsecured	---	95,000
Subordinated note payable in connection with the True Craft/Hart & Son acquisition (see Note 16), due August 2008, interest at 0%, payable monthly, discounted net present value at the rate of 8%, unsecured	179,102	222,558
Subordinated note payable in connection with the True Craft/Hart & Son acquisition (see Note 16), due August 2010, interest at 0%, payable monthly, discounted net present value at the rate of 8%, unsecured	577,968	662,767
Notes payable, interest ranging from 0% to 7.9%, payable in monthly installments through April 2006, collateralized by vehicles	14,262	54,304
Obligations under capital leases, net of interest, payable through January 2008	18,584	39,792
Total long-term debt	4,321,920	4,477,130
Less current installments	(1,387,936)	(1,144,758)
Long-term debt, net of current installments	$ 2,933,984	$ 3,332,372

On October 7, 2003, the Company entered into a multi-faceted credit facility with First Pioneer Farm Credit, ACA ("First Pioneer") totaling $3,675,000. The facility consists of a 10-year term loan in the amount of $1,735,000, the first year interest only, then principal and interest payments made monthly with the unpaid balance of the principal due at the end of the tenth year; a 5 year term loan in the amount of $1,065,000 with principal paid quarterly and interest paid monthly; a 4 year term loan in the amount of $100,000 with principal and interest paid monthly; and a $775,000 revolving line of credit that is renewable annually. The interest rate on all of the aforementioned loans is the prime lending rate as listed in the Wall Street Journal, which at January 31, 2005 is 5.25% with the exception of the interest rate on $1,000,000 of the 10-year term loan, which is a fixed rate of 3.81% for the first two years, reverting in October 2005 to prime rate for years three through ten. The Company has collateralized the term loans with all of the Company's real property, machinery, equipment and fixtures. The revolving line of credit is collateralized by the Company's inventory and accounts receivable. The Company must comply with several debt covenants, affirmative, negative, continuing and financial, in connection with the First Pioneer credit agreement. One such covenant prohibits the Company from dividend distributions. At January 31, 2005, the Company was in violation of three financial covenants, for which the Company received a waiver from First Pioneer. At January 31, 2004, the Company was in violation of two financial covenants, for which the Company received a waiver from First Pioneer.

The Company has drawn $2,899,000 and $2,588,000 on this credit facility at January 31, 2005 and January 31, 2004, respectively.

The principal amount of future maturities of long-term debt by fiscal year are as follows:

Year ending January 31:	Amount
2006	$ 1,387,936
2007	622,941
2008	589,049
2009	531,589
2010	294,662
Thereafter	895,743
	$ 4,321,920

Assets under capital leases represent computers, a digital copier and blueprinting equipment. The costs, accumulated depreciation and depreciation expense are included with owned assets in Note 3. The details are as follows:

	2005	2004
Costs	$ 91,684	$ 217,524
Accumulated depreciation	$ (66,671)	$(105,079)
Depreciation expense	$ 17,306	$ 35,877

Assets with a cost of $130,000 and accumulated depreciation of $58,043 that were under capital leases in 2004 have ended by January 31, 2005.

The future minimum lease payments for obligations under capital leases, and included in future maturities of long-term debt shown above, are as follows:

Year ending January 31,	Amount
2006	$ 15,486
2007	2,654
2008	2,653

Total	$ 20,793
Less interest	(2,209)
Obligations under capital leases	$ 18,584

Note 6. Income Taxes

For 2005, the Company did not provide any current or deferred federal, state or foreign income tax provision or benefit because it experienced a net operating loss for the year. The Company has provided a full valuation allowance on the deferred tax asset because of uncertainty regarding its realizability.

A summary of components of the income tax benefit for the year ended January 31, 2004 is as follows:

	Current	Deferred	Total
Year ended January 31, 2004:			
Federal	$ 20,559	$ ---	$ 20,559
State	4,000	---	4,000
Foreign	(34,473)	---	(34,473)
	$ (9,914)	$ ---	$ (9,914)

The Company realized a tax benefit of approximately $10,000 in 2004 through the use of net operating loss carryforwards. At January 31, 2005, the Company has Federal net operating loss carryforwards for income tax purposes totaling approximately $2,672,000; $1,074,000 expire in 2007, $816,000 in 2008, $260,000 in 2009, and $522,000 through 2020. A substantial portion of the Company's net operating losses are limited on an annual basis pursuant to the Internal Revenue Code, due to certain changes in ownership and equity transactions. The Company's Federal net operating loss carry-forwards for income tax purposes are limited to approximately $565,000, of which approximately $10,000 expires in each of the next 4 years.

The effective income tax rates for 2005 and 2004, respectively, differ from the statutory Federal income tax rate for the following reasons:

	2005	2004
Statutory tax rate	34.0%	15.0%
Non-deductible meals and entertainment expenses	4.0	(16.0)
State income taxes, net of federal tax benefit	---	(2.0)
Change in deferred tax asset valuation allowance	(20.0)	---
Other	(10.0)	(9.0)
Recoverable foreign taxes	---	21.0
Other non-deductible expenses	(8.0)	(3.0)
	0.0%	6.0%

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of January 31, 2005 and 2004 are presented below:

	2005	2004
Deferred tax assets:		

	2005	2004
Vacation accrual	$ 25,042	$ 25,042
Inventories, principally due to additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	15,055	16,544
Allowance for doubtful accounts	---	6,868
Other liabilities	27,200	16,381
Warranty accrual	11,220	13,940
Net operating loss carryforward	192,100	17,563
Total gross deferred tax assets	270,617	96,428
Less valuation allowance	(195,910)	(36,773)
Net deferred tax asset	74,707	59,685
Deferred tax liability:		
Property, plant and equipment – principally due to differences in depreciation methods	(53,853)	(55,352)
Acquired intangibles	(20,854)	(4,302)
Total deferred tax liability	(74,707)	(59,685)
Net deferred taxes	$ ---	$ ---

The valuation allowance for deferred tax assets as of January 31, 2005 and 2004 was $195,910 and $36,773, respectively. The net change in the total valuation allowance was a decrease of $159,137 in 2005 and a decrease of $36,773 in 2004.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment.

Note 7. Employee Benefit Plan

The Company has a contributory defined contribution 401(k) savings plan covering all eligible employees who elect to participate. The Company matches 100% of employee contributions up to a maximum of 3% of compensation. Contributions by the Company for 2005 and 2004 amounted to $83,056 and $58,757, respectively.

Note 8. Lease Commitments

The Company is party to several non-cancelable operating leases for various machinery and equipment, and to property leases for its subsidiaries' facilities in Idaho and British Columbia, Canada. The facility leases call for payment of basic monthly lease payments plus additional payments for expenses incurred by the landlord, such as taxes and insurance. The property lease in Canada is for a term of five years with an option to renew in August 2008 for an additional five years. If the Company elects to extend the lease for the option period, the monthly lease will be changed to approximate the fair market value for similar facilities in that region, but will not be less than the basic monthly lease payment at the conclusion of the initial term. The property lease in Idaho is for a constant amount and will not change as long as the company remains on the property. Total rent expense incurred by the Company during 2005 and 2004 was $173,095 and $76,613, respectively. The aggregate future minimum operating lease payments at January 31, 2005 are as follows:

Year ending January 31:

2006	$ 163,353
2007	157,650
2008	148,979
2009	91,283
2010	3,711
Thereafter	---
Total	$ 564,976

Note 9. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets at January 31, 2005 and 2004 consist of the following:

	2005	2004
Commission advances	$ 176,292	$ 109,673
Prepaid insurance	87,733	50,063
Prepaid advertising and shows	223,913	185,988
Miscellaneous receivables	83,645	117,408
Prepaid property taxes	36,911	37,977
Future planbook design	41,216	---
Other	69,493	63,774
Total	$ 719,203	$ 564,883

Note 10. Other Intangible Assets

A summary of other intangible assets at January 31, 2005 and 2004 is as follows:

	Estimated Useful Lives	2005	2004
Non-competition covenants	4 – 5 years	$ 77,501	$ 75,071
Loan origination fees	4 – 10 years	69,551	68,872
Trademarks	Indefinite	384,749	360,938
Acquired customer relationships	6.7 years	95,207	88,688
Product supply agreement	7 years	1,050,000	1,050,000
		$1,677,008	$1,643,569

During 2004, through its acquisitions of True Craft Log Structures, Ltd., Hart and Son Industries, Ltd., and Snake River Log Homes LLC the Company acquired other intangible assets totaling in the aggregate $1,589,736. Also during 2004, the Company wrote-off $28,500 representing a fully amortized intangible asset.

Amortization expense for the years ended January 31, 2005 and 2004 was $185,230 and $47,863 respectively.

Note 11. Accrued Expenses

Accrued expenses at January 31, 2005 and 2004 consist of the following:

	2005	2004
Accrued commissions	$ 38,172	$ 93,219
Accrued backorders	298,067	212,369
Accrued sales awards	64,500	49,500
Deposits – cancelled contracts	38,769	19,180
Accrued sales bonuses	82,338	65,694
Accrued warranty	33,000	41,000
Sales taxes payable	76,657	32,150
Other	80,597	56,738
Total	$ 712,100	$ 569,850

Note 12. Related Party Transactions

On November 17, 2003, the Company completed the acquisition of Snake River. As a result of the acquisition of Snake River, one of the two principal owners from whom the acquisition was made has continued his employment as President of Snake River and as an officer of Lincoln Logs Ltd. A portion of the consideration given in connection with the acquisition was a 5-year, non-interest bearing note for $500,000, discounted to a net present value of $410,021 using an interest rate of 7%, and 150,000 shares of the Company's common stock valued at market price on the date of the acquisition, $0.80 per share, discounted to $0.47 per share for stock trading restrictions, or a total of $70,800. The amounts shown as "Note payable, related party" represent amounts due under the aforementioned note and total $316,562 and $410,021 at January 31, 2005 and 2004, respectively.

Note 13. Mortgage and Notes Receivable

The mortgage, due from a former officer of the Company who resigned in December 1997, originated September 1, 1984, bears an interest rate of 6% and is due over a term of 35 years. The mortgage also has a clause whereby the Company, upon 30 days written notice from the mortgagor, must repurchase the mortgaged premises at any time during the term of the mortgage for the sum of $90,000 (the original amount of the mortgage) or the appraised market value of the premises, whichever is greater. The mortgage balance at January 31, 2005 and 2004 was $60,390 and $62,645, respectively.

There are two notes receivable established in connection with the sale of a piece of Company owned real estate, the former Theatre Building, in September 2004 and are due from non-affiliated individuals. Both notes are for equal amounts, face value $8,700 respectively, bear interest at 6.5%, have a term of 5 years and are payable monthly. The total notes receivable balance at January 31, 2005 was $16,170.

The future aggregate notes and mortgage receipts at January 31, 2005 are as follows:

Year ending January 31:	
2006	$ 6,392
2007	6,131
2008	6,526

2009	6,947
2010	5,694
Thereafter	44,870
Total	$ 76,560

Note 14. Stock Based Compensation

Under the terms of the Company's Stock Option Plan, incentive stock options may be granted to purchase shares of common stock at a price not less than the fair market value at the date of grant, and non-qualified stock options may be granted at a price (including a below-market price) determined by the Company's Board of Directors or the Committee that administers the plan. Stock option activity during the last two years is summarized as follows:

	Number of shares		Weighted Average Option Price Per Share	
	Qualified	Non-Qualified	Qualified	Non-Qualified
Balance at January 31, 2003	118,500	182,000	$ .16	$.19
Granted during year	50,000	---	.50	---
Cancelled during year	---	---	---	---
Exercised during year	(35,000)	---	(.17)	---
Balance at January 31, 2004	133,500	182,000	$ .29	$.19
Granted during year	---	50,000	---	.55
Cancelled during year	---	(2,000)	---	(.19)
Exercised during year	---	---	---	---
Balance at January 31, 2005	133,500	230,000	$0.29	$0.27

All outstanding incentive stock options are exercisable as of January 31, 2005. During 2005, the Company granted 50,000 non-qualified stock options with an exercise price that was lower than the fair market price of the stock on the date of the grant. The fair market price on the date of the grant was $0.76 per share, the exercise price of the grant was $0.55 per share. The non-qualified stock options granted during 2005 vest ratably over a 5 year period commencing with 10,000 options that vested on November 17, 2004. A compensation charge of approximately $2,000 has been recognized in the 2005 statement of operations related to the non-qualified stock option grant.

Stock options expire 10 years from the date they are granted (except in the case of an incentive stock option awarded to a person owning 10% or more of the Company's stock, in which case the term is limited to five years) and, unless the terms of the option specifically state otherwise, vest upon grant. The weighted average remaining contractual life of the outstanding options as of January 31, 2005 is 3.75 years.

At the annual meeting of shareholders held on July 28, 2004, shareholders approved a proposal to increase the number of shares available for option awards to 985,000 shares from 485,000 shares, with 485,000 issuable as Incentive Stock Options, and 500,000 issuable as Non-Qualified Stock Options. At January 31, 2005, there were available for future grants 548,500 shares.

Pro forma information regarding net loss and loss per share is presented in Note 3(m) as if the Company had accounted for its stock-based awards to employees under the fair value method of

SFAS 123. The fair value of the Company's stock-based awards to employees was estimated as of the date of grant using a Black-Scholes option pricing model. Limitations of the effectiveness of the Black-Scholes option valuation model are that it was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable, and that the model requires the use of highly subjective assumptions including expected stock price volatility. The fair value of the Company's stock-based awards to employees during 2004 was estimated assuming no expected dividends, a risk free interest rate of 2.875%, an expected life of 5 years and an expected volatility of 1.116.

Note 15. Commitments and Contingencies

(a) Warranty Claims. The Company issues a one hundred year warranty on all log components sold when a complete log home package is purchased. The amount provided for warranty claims at January 31, 2005 and January 31, 2004 was $33,000 and $41,000, respectively, and was based upon objective historical data of actual costs incurred over the prior five years. During 2005 and 2004, the Company paid warranty claims of $50,599 and $67,010, respectively.

(b) Property Rent Arrangement. The Company's subsidiary, Snake River Log Homes LLC, is party to an arrangement whereby the building that houses Snake River's sales operations is located on the property of the adjoining land owner to whom Snake River pays $1 per year for the right to site the building on that site. The arrangement further stipulates that should Snake River move its building to another site Snake River will be obligated to pay the adjoining land owner $45,000. Snake River has no plans, either immediate or long-term, to move from the present site.

(c) Litigation. The Company is defending certain claims incurred in the normal course of business. In the opinion of the Company's management, the ultimate settlement of these claims will not have a material effect on the consolidated financial statements. However, in two of these claims, each of which seek damages against the Company and other parties of $500,000, coverage has been denied by the Company's insurance carrier. These claims relate to the home's construction and are indemnified by the related dealer.

Note 16. Acquisitions

During the year ended January 31, 2004, the Company completed the acquisitions of Snake River Log Homes LLC ("Snake River"), True Craft Log Homes, Ltd. and Hart and Son Industries, Ltd. (together hereinafter "True-Craft"), and acquired substantially all of the assets of Adirondack Forest Industries, Inc. ("AFI"). The transactions were accounted using the purchase method of accounting and, accordingly, the results of operations subsequent to the acquisition dates are included in the accompanying consolidated financial statements.

Snake River. Pursuant to a Memberships Interest Purchase Agreement dated November 17, 2003, the Company acquired 100% of the outstanding membership interests of Snake River Log Homes LLC located in Rigby, Idaho, for approximately $1,209,800. Snake River offers Swedish-cope style log home construction kits, construction services, and drafting and engineering services. The Company's Board of Directors approved the purchase and determined that the purchase would provide the Company with increased breadth and depth across the Company's product, core business and industry coverage. An integral component of the acquisition was a product supply arrangement which Snake River maintains with a vendor. This vendor provides Snake River with substantially all of its wood components. The Company will also have access to this supplier. Snake River's results have been included in the Company's Statement of Operations since November 17, 2003, the date of acquisition. The acquisition of Snake River's assets and operations has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon their fair values at the date of acquisition.

The purchase price of approximately $1,209,800 consisted of $200,000 in cash, approximately $820,000 of non-interest bearing, unsecured notes discounted to their net present value at the rate of 7%, 300,000 shares of restricted common stock of the Company, to be issued upon receipt of seller representations letters, valued at the market price for the stock on the date of the transaction, $0.80 per share, discounted to $0.472 for stock trading restrictions, or a total of $141,600. The Company also assumed and paid the existing bank loan of approximately $291,500 and incurred approximately $48,200 of transaction costs and $50,000 of loans the Company made to Snake River prior to closing. The purchase price of the Snake River assets and operations was allocated as follows with the excess purchase price over the fair values recorded as goodwill:

Current assets	$ 555,955
Building and equipment	65,956
Other intangible assets	1,092,000
Goodwill	519,173
Liabilities assumed	(1,020,250)
Purchase Price	$ 1,209,834

The Company utilized a third-party valuation report in its determination of the fair value of identifiable intangible assets. Purchases of intangibles with finite lives will be amortized on a straight-line basis over their respective useful lives. The identifiable intangible assets purchased in the Snake River acquisition consisted of the following: non-competition covenants of $42,000, and a product supply agreement of $1,050,000. The Company believes that all of the goodwill will be deductible for tax purposes.

True-Craft. Pursuant to a Stock Purchase Agreement dated June 27, 2003, the Company, through its 100% owned subsidiary Lincoln Logs Canada Ltd., acquired 100% of the outstanding stock of True Craft Log Structures, Ltd. and Hart and Son Industries, Ltd., two companies affiliated through common ownership located in Maple Ridge, British Columbia, Canada, for approximately $1,895,400. True-Craft offers pre-cut log home construction kits, windows, doors and building materials, and drafting and engineering services. The Company's Board of Directors approved the purchase and determined that the purchase would provide the Company with increased breadth and depth across the Company's product, core business and industry coverage. True-Craft's results have been included in the Company's Statement of Operations since the acquisition date of August 29, 2003. The acquisition of True-Craft's assets and operations has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon their fair values at the date of acquisition.

The purchase price of approximately $1,895,400 consisted of $615,200 in cash, approximately $929,000 of non-interest bearing, unsecured notes discounted to their net present value at the rate of 8%, 287,500 shares of restricted common stock of the Company valued at the market price for the stock on the date of the transaction, $0.45 per share, discounted to $0.265 for stock trading restrictions, or approximately $76,300. The Company also assumed and paid the existing bank loan of approximately $155,500 and incurred and $274,827 in transaction costs. The allocation of the purchase price of the True-Craft assets and operations is preliminary and was allocated as follows with the excess purchase price over the fair values recorded as goodwill:

Current assets	$ 397,216
Equipment	1,232,026
Other intangible assets	445,697
Goodwill	402,771
Liabilities assumed	(582,299)
Purchase Price	$ 1,895,411

The Company utilized a third-party valuation report in its determination of the fair value of identifiable intangible assets. Purchases of intangibles with finite lives will be amortized on a straight-line basis over their respective useful lives. The identifiable intangible assets purchased in the True-Craft acquisition consisted of the following: non-competition covenants of $33,071, established long-term customer relations of $88,688 and the company's trademark of $323,938. In the course of normal post-closing review, the Company discovered several items that may result in an adjustment that reduces the purchase price pursuant to contract terms. The Company believes that all of the goodwill will be deductible for tax purposes.

AFI. Pursuant to an Asset Sale Agreement dated October 7, 2003, the Company, through its 100% owned subsidiary AFI Acquisition Company LLC, acquired all of the assets and assumed the outstanding debt of Adirondack Forest Industries, Inc. ("AFI") for approximately $1,059,800. AFI is a saw mill that cuts, manufactures and sells dimensional lumber and its by-products, and offers kiln-drying services. The Company's Board of Directors approved the purchase and determined that the purchase would provide the Company with vertical manufacturing capabilities to augment the purchase of needed raw material from independent suppliers for the Company's log home kits. AFI's results have been included in the Company's Statement of Operations since the acquisition date of October 7, 2003. The acquisition of AFI's assets has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon their fair values at the date of acquisition.

The purchase price of approximately $1,059,800 consisted of $865,600 of assumed bank debt, $62,900 of assumed current liabilities, $22,500 of other long-term obligations and $108,800 of transaction costs. The purchase price of the AFI's assets was allocated as follows:

Current assets	$ 37,287
Land & buildings	240,000
Machinery & equipment	375,975
Other intangible asset	8,495
Goodwill	398,026
Purchase Price	$ 1,059,783

The Company believes that all of the goodwill will be deductible for tax purposes.

Note 17. Supplementary Disclosure of Cash Flow Information

	2005	2004
Cash paid during the year for:		
Interest	$ 128,944	$ 49,358
Income taxes	$ 4,030	$ 75,280

Included in the above amounts is $7,058 in 2004 for cash paid for interest to related parties in connection with the Company's Series B and Series C Convertible Subordinated Debentures.

Non-cash investing and financing activities:

During 2005, the following transactions occurred:

In January 2005, the Company recorded an increase in office equipment of $4,160 and a related increase in long-term debt of an equal amount in connection with the purchase of a digital copier/printer.

In January 2005, the Company cancelled all of the 504,240 shares of common stock held in its Treasury. This resulted in a reduction in total outstanding shares to 9,040,059 at January 31, 2005 from 9,544,299 at January 31, 2004. The total cost of the treasury shares, $884,435, was charged against Common Stock and Additional Paid-In Capital and reduced those balance to $90,401 and $5,228,255, respectively, at January 31, 2005.

In July 2004, the Company received notes in the amount of $17,400 for a portion of the sale of real property.

During Fiscal 2004, the following transactions occurred:

The Company issued 1,162,500 shares of common stock upon the conversion of $170,000 of Series B Convertible Subordinated Debentures and $50,000 of Series C Convertible Subordinated Debentures at their maturity on May 15, 2003.

The Company recorded an increase in transportation equipment of $41,611 and a related increase in long-term debt in the same amount representing the purchase of a truck.

The Company issued 287,500 shares of common stock upon the acquisition of and as part of consideration paid for True Craft Log Structures, Ltd. and Hart and Son Industries, Ltd. on August 29, 2003. The value placed on the shares was equal to the market price of the shares on the date of the transaction, $0.45 per share, discounted to $0.265 for per share for stock trading restrictions, or a total of $76,331. In addition, the Company, through its subsidiary Lincoln Logs Canada Ltd., issued unsecured, non-interest bearing Notes Payable in connection with the aforementioned acquisition in the aggregate amount of $959,364 ($1,325,458 CDN) converted at the foreign exchange rate on the date of the transaction, which represents the net present value of the notes discounted at the rate of 8%.

The Company issued 300,000 shares of common stock as part of the consideration paid for the acquisition of Snake River Log Homes LLC. The shares are issuable as of the acquisition transaction date of November 17, 2003 (see Note 16 above). The value place on the shares was equal to the market price of the shares on the date of the transaction, $0.80 per share, discounted to $0.47 per share for stock trading restrictions, or a total of $141,600. In addition, the Company issued unsecured, non-interest bearing Notes Payable in connection with the aforementioned acquisition in the aggregate amount of $820,042, which represents the net present value of the notes discounted at the rate of 7%.

In connection with the acquisition of Snake River Log Homes LLC, the Company assumed a non-interest bearing with a due date of April 1, 2004 in the amount of $95,000.

In connection with the acquisition of the assets of Adirondack Forest Industries, Inc., the Company assumed $865,610 of indebtedness to First Pioneer Farm Credit, ACA. This amount is part of the 10-year term loan contained in the Company's credit agreement with First Pioneer.

Note 18. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

(a) Cash and Cash Equivalents, Trade Accounts Receivable, Notes Receivable, Trade Accounts Payable, Customer Deposits, Accrued Expenses and Long-Term Debt. The carrying amounts of cash and cash equivalents, trade accounts receivable, notes receivable, trade accounts payable, customer deposits, accrued expenses and long-term debt approximate fair value because of their short term maturities and because the debt bears interest that approximate applicable market rates.

(b) Mortgage receivable. Based on borrowing rates and terms more commonly made available by independent mortgage lenders, the fair value of the mortgage receivable (including current installments) is approximately $65,898 compared to its carrying amount of $60,389.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Note 19. Reclassifications

Certain amounts in the Consolidated Balance Sheets and Consolidated Statements of Operations for the year ended January 31, 2004 have been reclassified to conform to the presentation for the year ended January 31, 2005.

Note 20. Subsequent Events

Subsequent to year end, the board of directors of the Company approved a 500 to 1 reverse stock split, which is subject to shareholder approval. In conjunction with the 500 to 1 reverse stock split, the board of directors of the Company has approved the repurchase of fractional shares, which is expected to total approximately $115,000.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. CONTROLS AND PROCEDURES

The Company's management evaluated, with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

There has been no change in the Company's internal control over financial reporting that occurred during the fiscal year ended January 31, 2005 that has materially affected, or is reasonably likely to affect, the Company's internal control over financial reporting.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16 (A) OF THE EXCHANGE ACT

DIRECTORS

The Company's directors are elected at each Annual Meeting of Shareholders. The directors currently serving on the Company's Board of Directors are set forth in the table below.

Name of Director	**Age**	**Year first Elected a Director**	**Position with the Company (other than as a Director)**
Leslie M. Apple	55	2000	
Reginald W. Ray, Jr.	75	1982	
Samuel J. Padula	81	1985	
Steven E. Patlin	64	2000	
Richard C. Farr	76	1982	Director of Corporate Strategy
John D. Shepherd	59	1982	Chairman of the Board; President and Chief Executive Officer
William J. Thyne	55	1999	Vice President, Treasurer and Secretary *
Jeffry J. LaPell	45	2001	Vice President and Chief Operating Officer
Benjamin A. Shepherd	51	2003	Vice President of Corporate Development; Vice President-Finance and Chief Financial Officer

* William J. Thyne has resigned as an executive officer of the Company. Mr. Thyne will continue to serve on the board of directors.

Business Experience

Leslie M. Apple has been a Partner and practicing attorney in the Albany, New York law firm of Whiteman Osterman & Hanna for more than the past five years. From 1982 through December 1997, Mr. Apple was a Director of the Company. From January 1987 through December 1997, Mr. Apple had been a Special Administrative Assistant to the President, and from May 1997 until December 1997, Mr. Apple was a member of the Company's Office of the Chief Executive. Mr. Apple resigned from all positions with the Company in December 1997 and had no affiliation with the Company until he was appointed to a vacant seat on the Board of Directors and to the position of Special Administrative Assistant to the President on November 30, 2000. Mr. Apple resigned his position as Special Administrative Assistant to the President on January 31, 2003 and no longer holds any position with the Company other than as a Director.

Reginald W. Ray, Jr. had been President of The Hunter Corporation, a holding company in Sherborn, Massachusetts, for more than the past five years, a position from which he retired in September 2003. Since January 1987, Mr. Ray had been a Special Administrative Assistant to the President. Mr. Ray resigned his position as Special Administrative Assistant to the President on January 31, 2003 and no longer holds any position with the Company other than as a Director.

Samuel J. Padula has been President and Chief Executive Officer of Padula Construction Corp., a real estate development and construction firm in Toms River, New Jersey, and Samuel J. Padula Real Estate Company in Toms River, N.J. for more than the past five years. Since January 1987, Mr. Padula had been a Special Administrative Assistant to the President. Mr. Padula was, until his resignation from that office in December 1997, a member of the Company's Office of the Chief Executive since May 1997. Mr. Padula resigned his position as Special Administrative Assistant to the President on January 31, 2003 and no longer holds any position with the Company other than as a Director.

Steven E. Patlin has been and continues to be an independent dealer of Lincoln Logs Ltd. since June 1985. Mr. Patlin served as an independent consultant to the Company on sales and marketing matters from January 1998 through February 1999. From March 1999 through February 2000 Mr. Patlin served as Vice President of Sales for the Company at which time he resigned that position. Since February 2000, Mr. Patlin had been a Special Administrative Assistant to the President. Mr. Patlin has been Vice President and Treasurer of Patlin Enterprises Inc., a distributor of home maintenance products, for more than the past five years. Mr. Patlin resigned his position as Special Administrative Assistant to the President on January 31, 2003 and no longer holds any position with the Company other than as a Director.

Richard C. Farr was, until his resignation from those offices on July 8, 1997, Chairman of the Board of the Company since January 1990 and President and Treasurer of the Company since December 1991. Mr. Farr was the Company's Chief Executive Officer from December 1991 to May 1997, at which time he became a member of the Office of the Chief Executive, which position he resigned on July 8, 1997. Mr. Farr has also been Chairman and Chief Executive Officer of Farr Investment Company, a private investment firm in West Hartford, Connecticut, for more than the past five years. From January 1987 to December 1991, Mr. Farr was a Special Administrative Assistant to the President, a position he has resumed and continues to hold since his resignation as Chairman in July 1997.

John D. Shepherd has been Chairman of the Board, President and Chief Executive Officer of the Company since December 1997. Mr. Shepherd was also Treasurer of the Company from December 1997 until February 2001. Mr. Shepherd has been President of Sweetbrier Ltd., an equestrian facility, for more than the past five years. From January 1987 until May 1997, Mr. Shepherd had been a Special Administrative Assistant to the President, and from May 1997 until December 1997 Mr. Shepherd was a member of the Company's Office of the Chief Executive. Mr. Shepherd is the brother of Benjamin A. Shepherd, Vice President – Finance and Corporate Development and Chief Financial Officer, and a Director of the Company.

William J. Thyne, CPA, has been Secretary since January 1998, Vice President since September 1999 and Treasurer since February 2001. Mr. Thyne had also been Chief Financial Officer of the Company from January 1998 until March 2004. Prior to joining the Company, Mr. Thyne was Chief Financial Officer of John B. Garrett, Inc., a distributor of medical supplies and equipment and a provider of Medicare Part B services in Guilderland, New York from August 1996 to January 1998. William J. Thyne resigned as an executive officer of the Company on April 15, 2005. Mr. Thyne will continue to serve on the board of directors.

Jeffry J. LaPell had been Vice President – Sales since re-joining the Company in December 1999, which position he held until February 4, 2002. In August 2001 Mr. LaPell was elected to the additional position of Chief Operating Officer. Prior to re-joining the Company, Mr. LaPell was Director of Sales for Asperline Log Homes, Inc., a wholly owned subsidiary of Imagineering Services, Inc., in Lock Haven, Pennsylvania from December 1998 to December 1999. Prior to that position, and for more than five years, Mr. LaPell was employed by Lincoln Logs Ltd. in various sales positions the most recent during that period was National Sales Manager.

Benjamin A. Shepherd joined the Company in March 2003 as Vice President of Corporate Development. In March 2004, Mr. Shepherd was appointed to the additional position of Vice President-Finance and Chief Financial Officer. Prior to joining the Company, Mr. Shepherd had been President of Armstrong Pharmaceuticals, Inc., a manufacturer of inhalation pharmaceutical products in Boston, Massachusetts, since February 1991. Prior to that, Mr. Shepherd held a number of positions at Armstrong Pharmaceuticals, Inc. including Treasurer, Chief Financial Officer and Executive Vice President. Mr. Shepherd is the brother of John D. Shepherd, Chairman of the Board of Directors, President and Chief Executive Officer of the Company.

No director holds any directorship in a company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of such Act. No director holds any directorship in a company registered as an investment company under the Investment Company Act of 1940 other than Mr. Farr who is a Trustee of the Scottish Widows International Fund.

The Board of Directors has established an Audit Committee, a Compensation Committee and a Strategy Committee. The Audit Committee, whose function is to oversee the Company's financial reporting systems, consists of Messrs. Apple, Ray and Padula. . The Board of Directors of the Company has determined that Mr. Apple qualifies as an audit committee financial expert. Mr.

Apple is not independent, as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934. The Compensation Committee, whose function is to review and make recommendations to the Board on executive compensation, consists of Messrs. Ray, Padula and Farr. The Strategy Committee, whose function is to make recommendations to the Board on the future business direction of the Company, consists of Messrs. Farr, Apple and Patlin. The Company does not have a standing nominating committee or any committee performing a similar function. During the fiscal year ended January 31, 2005 there were four meetings of the Audit Committee.

EXECUTIVE OFFICERS

The executive officers of the Company, each of whom was elected by the Board of Directors of the Company to serve in the capacities set forth below opposite their names, and, except as otherwise noted, are currently serving until the next Annual Meeting of Shareholders, are as follows:

Name	Age	Office(s)
John D. Shepherd	59	Chairman of the Board; President and Chief Executive Officer
William J. Thyne	55	Vice President; Treasurer; Secretary *
Jeffry J. LaPell	45	Vice President and Chief Operating Officer
Benjamin Shepherd	51	Vice President – Finance and Corporate Development; Chief Financial Officer
Charles A. Clark	57	Vice President - Western Region
Richard H. Berry	44	Vice President; President - Snake River Log Homes

* William J. Thyne has resigned as an executive officer of the Company. Mr. Thyne will continue to serve on the board of directors.

John D. Shepherd has been Chairman of the Board, President and Chief Executive Officer since his election to those offices in December 1997. Mr. Shepherd also served as the Company's Treasurer from December 1997 until February 2001. Mr. Shepherd has been President of Sweetbrier Ltd., an equestrian facility, for more than the past five years. Since January 1987 until his election to his present offices with the Company, Mr. Shepherd had been a Special Administrative Assistant to the President, and from May 1997 until December 1997, a member of the Company's Office of Chief Executive. Mr. Shepherd is the brother of Benjamin A. Shepherd, Vice President – Finance and Corporate Development and Chief Financial Officer, and a Director of the Company.

William J. Thyne, CPA, has been Secretary since January 1998, Vice President since September 1999 and Treasurer since February 2001. Mr. Thyne had also been Chief Financial Officer of the Company from January 1998 until March 2004. Prior to joining the Company, Mr. Thyne was Chief Financial Officer of John B. Garrett, Inc., a distributor of medical supplies and equipment and a provider of Medicare Part B services in Guilderland, New York from August 1996 to January 1998. William J. Thyne resigned as an executive officer of the Company on April 15, 2005. Mr. Thyne will continue to serve on the board of directors.

Jeffry J. LaPell had been Vice President - Sales since re-joining the Company in December 1999 until February 4, 2002 when Mr. Eric Johnson was hired as Vice President - Sales. Mr. LaPell was elected to the additional position of Chief Operating Officer in August 2001. Prior to re-joining the Company, Mr. LaPell was Director of Sales for Asperline Log Homes, Inc., a wholly owned subsidiary of Imagineering Services, Inc., in Lock Haven, Pennsylvania from December 1998 to December 1999. Prior to that position, and for more than five years, Mr. LaPell was employed by Lincoln Logs Ltd. in various sales positions the most recent during that period was National Sales Manager.

Benjamin A. Shepherd joined the Company in March 2003 as Vice President of Corporate Development. In March 2004, Mr. Shepherd was appointed to the additional position of Vice President-Finance and Chief Financial Officer. Prior to joining the Company, Mr. Shepherd had been President of Armstrong Pharmaceuticals, Inc., a manufacturer of inhalation pharmaceutical products in Boston, Massachusetts, since February 1991. Prior to that, Mr. Shepherd held a number of positions at Armstrong Pharmaceuticals, Inc. including Treasurer, Chief Financial Officer and Executive Vice President. Mr. Shepherd is the brother of John D. Shepherd, Chairman of the Board of Directors, President and Chief Executive Officer of the Company.

Charles A. Clark joined the Company the Company in July 1999 as a sales representative in the Company's Auburn, California office, and was promoted to the position of Manager of the Auburn, CA sales office in October 1999. In February 2001, Mr. Clark was promoted to the additional position of Western Regional Manager until his recent promotion to Vice President – Western Region in April 2003. Prior to joining the Company and for more than the past five years, Mr. Clark was President of Clark and Associates, an import company of consumer related products. Prior to that position, Mr. Clark held several positions as Vice President for Sales and National Sales Manager of companies whose primary business was the import and distribution of electronics.

Richard H. Berry joined the Company upon the acquisition of Snake River Log Homes, LLC by the Company on November 17, 2003. Mr. Berry was one of two principals who owned Snake River Log Homes, LLC and was President of that company at that time. Mr. Berry was retained as President of Snake River Log Homes, LLC and elected to the additional position of Vice President with the Company. Prior to joining the Company, Mr. Berry was President of Snake River Log Homes, LLC for three years. Prior to that position, and for more than five years, Mr. Berry was Vice President of Sales and Marketing as well as a partner in the firm Cape Athletic, LLC.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires executive officers and directors and persons who beneficially own more than ten percent (10%) of the Company's Common Stock to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than ten percent (10%) beneficial owners are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

The Company believes that its executive officers, directors and greater than ten percent (10%) beneficial owners complied with all applicable Section 16(a) filing requirements during and with respect to the fiscal year ended January 31, 2005.

CODE OF ETHICS

The Company has adopted a code of ethics (the "Code") that applies to all of the Company's executive officers. The Code is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. The Code is posted on the Company's website, *www.lincolnlogs.com,* and a copy of the Code is included as Exhibit 14.1 to this Annual Report on Form 10-KSB. Any amendments to or waiver of a provision of the Code will also be disclosed on the Company's website.

ITEM 10. EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

The table below sets forth all annual and long-term compensation paid by the Company through the latest practicable date to the Chief Executive Officer of the Company and to all executive officers of the Company who received total annual salary and bonus in excess of $100,000 for services rendered in all capacities to the Company and its subsidiaries during the fiscal years ended January 31, 2005, January 31, 2004, and January 31, 2003.

SUMMARY COMPENSATION TABLE

LONG-TERM COMPENSATION - ANNUAL COMPENSATION AWARDS

		Annual Compensation			Long-term Compensation Awards			
(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)	(e) Other Annual Compensation ($)	(f) Restricted Stock Award(s) ($)	(g) Options/ SAR's (#)	(h) LTIP Payouts ($)	(i) All Other Compen-sation ($)
John D. Shepherd,	2005	100,000.00	0.00	8,000.00 (5)	0.00	0	0.00	12,018.00 (2)
Chief Executive	2004	100,000.00	75,000.00	8,000.00 (5)	0.00	0	0.00	10,178.00 (3)
Officer (1)	2003	100,000.00	0.00	8,000.00 (5)	0.00	0	0.00	7,991.00 (4)
Jeffry J. LaPell,	2005	111,151.00	60,710.00	8,000.00 (5)	0.00	0	0.00	11,117.00 (7)
Chief Operating	2004	91,710.00	32,533.00	8,000.00 (5)	0.00	0	0.00	10,757.00 (8)
Officer (6)	2003	89,539.00	40,628.00	8,000.00 (5)	0.00	0	0.00	6,393.00 (9)

(1) Mr. Shepherd was elected Chief Executive Officer in December 1997. Since June 1982 Mr. Shepherd has been a director of the Company.

(2) This amount consists of $6,000 paid for directors' meeting fees, $5,670 of matching funds contributed to the Company's 401(k) Plan, and $348 paid for term life insurance.
(3) This amount consists of $6,000 paid for directors' meeting fees, $3,480 of matching funds contributed to the Company's 401(k) Plan, $348 paid for term life insurance, and $350 paid for interest on amounts advanced to the Company.
(4) This amount consists of $3,000 paid for directors' meeting fees, $3,443 of matching funds contributed to the Company's 401(k) Plan, and $348 paid for term life insurance and $1,200 paid for interest on Series B Convertible Subordinated Debenture.
(5) These amounts represent an annual salary paid to the directors of the Company. Mr. Benjamin Shepherd was elected to the Board of Directors on July 9, 2003, and the amount shown next to his name for fiscal year 2004 represents a pro-rated amount for that fiscal year.
(6) Mr. LaPell was elected Vice President and Chief Operating Officer in April 2001, and has been a member of the Board of Directors since August 2001. From December 1999 until January 2002 Mr. LaPell was also Vice President – Sales.
(7) This amount consists of $6,000 paid for directors' meeting fees, $4,730 of matching funds contributed to the Company's 401(k) Plan, and $387 paid for term life insurance.
(8) This amount consists of $6,000 paid for directors' meeting fees, $4,437 of matching funds contributed to the Company's 401(k) Plan, and $320 paid for term life insurance.
(9) This amount consists of $3,000 paid for directors' meeting fees, $3,080 of matching funds contributed to the Company's 401(k) Plan, and $313 paid for term life insurance.

Employee Savings Plan

The Company maintains a defined contribution salary reduction plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code of 1986 (as amended from time to time, the "Internal Revenue Code") for all employees who have completed one year of service with the Company. Seventy-one of the Company's employees are currently eligible to participate in the Plan, fifty-seven of whom have elected to participate. Employees participating in the Plan may elect to defer compensation up to the maximum permitted by the Internal Revenue Code. The Company contributes on behalf of each participating employee a percentage, determined annually by the Company based upon the profits of the Company, of compensation (as defined by the Plan) to the Plan. Aggregate annual additions on behalf of any employee may not exceed the lesser of 25% of such employee's compensation for any given year or $7,000 (as adjusted for increases in the cost of living as prescribed by regulation by the Secretary of the Treasury, $13,000 for the 2004 calendar year). Contributions to the Plan made by the Company are 20% vested after a participating employee completes two years of service with the Company and continues to vest at the rate of an additional 20% over each of the following four years of employment. The Company is current with respect to its funding obligations to the Plan.

During the fiscal years ended January 31, 2005, 2004 and 2003, cumulative vested account balances of $8,333, $14,953 and $174,532, respectively, were paid from the Plan to employees of the Company upon their separation from service in the Company pursuant to the Plan.

Directors' Compensation

During the fiscal years ended January 31, 2005 and 2004, each Director received an $8,000 annual salary and also received $1,500 for each directors meeting they attended. Further, members of committees of the Board of Directors received $500 for each committee meeting attended.

Employment Contracts

The Company is party to employment contracts with Jeffry J. LaPell, Vice President and Chief Operating Officer, Richard Berry, Vice President and President of Snake River Log Homes LLC, and had been a party to an employment contract with Eric R. Johnson, Vice President – Sales, until Mr. Johnson terminated his employment with the Company on September 24, 2004. The contract with Mr. LaPell is for a term of two years, calls for a certain base salary (adjusted annually for the change in the Consumer Price Index), and includes incentives for an annual bonus based on the achievement of defined goals related to sales revenues of Lincoln Logs Ltd. and Lincoln Logs Ltd.'s backlog of contracts. Mr. LaPell's contract also contains a non-competition clause that would be effective upon separation from service to the Company, and a severance provision whereby he would be paid an amount equal to three months' base salary. Mr. LaPell's contract was renewed on May 31, 2004 for an additional two years. All terms of the contract remained the same with the exception of Mr. LaPell's base salary, which was increased to $120,000 per year, and the defined goals related to his annual bonus were amended to be related to the sales revenues and backlog of contracts for Lincoln Logs Ltd. and its subsidiaries.

Mr. Berry's contract is for a term of five years and automatically extends for successive one year periods unless either Mr. Berry or the Company has given thirty days prior written notice of its intention not to renew the contract for an additional one year term. The contract calls for a certain base salary and includes incentives for an annual bonus based on the achievement of defined goals related to delivery of products from Snake River Log Homes LLC and sales revenue goals related to Snake River and the Company, and contains a non-competition clause that would be effective upon separation from service to the Company. The contract also contains a severance provision that under certain conditions would continue the payment of Mr. Berry's annual base salary until the end of the initial five-year employment term, and during any of the one-year extension periods provides for the payment of an amount equal to three months' base salary. As of January 31, 2005 the base salary for Mr. Berry is $85,000. Mr. Berry's employment contract expires on November 17, 2008.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table identifies each person known to the Company to be the beneficial owner of more than five percent of the Company's Common Stock and sets forth the number of shares of the Company's Common Stock beneficially owned by each such person and the percentage of the shares of the Company's outstanding Common Stock owned by each such person.

Name and Address Of Beneficial Owner	Number of Shares of Common Stock of the Company Beneficially Owned as of April 25, 2005	Percent of Outstanding Common Stock of the Company Beneficially Owned as of April 25, 2005
Richard C. Farr	1,110,802 (1)	11.86%

40 Colony Road
W. Hartford, CT 06117

John D. Shepherd 1020 Sport Hill Road Easton, CT 06612	5,409,461 (2)	57.77%

(1) Includes (i) 70,000 shares subject to options which are exercisable within 60 days.

(2) Includes (i) 250,000 shares owned by Mrs. Susan Shepherd, his wife, as to which Mr. Shepherd disclaims beneficial ownership, and (ii) 50,000 shares owned by Mr. Jason Tunick, his son, as to which Mr. Shepherd disclaims beneficial ownership.

Security Ownership of Management

The following table sets forth the number of shares of the Company's Common Stock beneficially owned by each director of the Company and all directors and officers of the Company as a group and the percentage of the shares of the Company's outstanding Common Stock owned by each director of the Company and all directors and officers of the Company as a group. Except as otherwise noted, the named individual has sole voting power and sole investment power over the securities.

Name	Number of Shares of Common Stock of the Company Beneficially Owned as of April 25, 2005	Percent of Outstanding Common Stock of the Company Beneficially Owned as of April 25, 2005
Richard C. Farr	1,110,802 (4)	11.86%
Samuel J. Padula	298,743 (1)(2)	3.19%
Reginald W. Ray, Jr.	220,404 (1)(3)	2.35%
John D. Shepherd	5,409,461 (5)	57.77%
William J. Thyne	96,085 (6)	1.03%
Steven E. Patlin	60,100 (7)	0.64%
Jeffry J. LaPell	25,000 (9)	0.27%
Leslie M. Apple	75,000 (1)	0.80%
Benjamin A. Shepherd	191,000 (8)	2.04%
Charles A. Clark	0	0.00%
Richard Berry	200,000 (10)	2.14%
All officers and directors as a group (11 persons)	7,686,595 (11)	82.09%

(1) Includes 25,000 shares subject to options, which are exercisable within 60 days.

(2) Includes (i) 2,100 shares owned jointly by Mr. Padula with his wife with whom Mr. Padula shares voting and investment power, and (ii) 263,603 shares held by Mrs. Padula, as to which Mr. Padula disclaims beneficial ownership.

(3) Includes 12,702 shares owned by Mr. Ray's wife, as to which Mr. Ray disclaims beneficial ownership.

(4) Includes 70,000 shares subject to options which are exercisable within 60 days.

(5) Includes (i) 250,000 shares owned by Mrs. Susan Shepherd, as to which Mr. Shepherd disclaims beneficial ownership, (ii) 50,000 shares owned by Mr. Jason Tunick, his son, as to which Mr. Shepherd disclaims beneficial ownership.

(6) Includes 61,085 shares owned jointly by Mr. Thyne with his wife with whom Mr. Thyne shares voting and investment power.

(7) Includes 50,000 shares owned jointly by Mr. Patlin with his wife with whom Mr. Patlin shares voting and investment power.

(8) Includes (i) 50,000 shares subject to options, which are exercisable within 60 days, (ii) 20,000 shares owned by Mr. Shepherd's children, as to which Mr. Shepherd disclaims beneficial ownership, and (iii) 111,000 shares owned jointly by Mr. Shepherd with his wife with whom Mr. Shepherd shares voting and investment power.

(9) Includes 25,000 shares owned jointly by Mr. LaPell with his wife with whom Mr. LaPell shares voting and investment power.

(10) Includes 50,000 shares subject to options, of which 10,000 are exercisable within 60 days. These options become exercisable ratably over a five-year period commencing with 10,000 becoming exercisable on November 17, 2004.

(11) Includes 245,000 shares subject to options, of which 205,000 are exercisable within 60 days, and 40,000 that become exercisable ratably over the next four years commencing with 10,000 becoming exercisable on November 17, 2005.

There are no arrangements known to the Company the operation of which may at a subsequent date result in a change in control of the Company.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Description of certain transactions and agreements to which the Company and certain of the officers and directors of the Company are parties are set forth below.

The Company received legal services from the law firm of Whiteman Osterman & Hanna LLP, of which Leslie M. Apple, a director of the Company, is a partner, and accrued fees for such legal services rendered to the Company of $41,300 and $141,300 during the fiscal years ended January 31, 2005 and January 31, 2004, respectively.

ITEM 13. EXHIBITS

2.1 Stock Purchase Agreement, dated as of June 27, 2003, by and among Lincoln Logs Ltd., 666764 B.C. Ltd., True-Craft Log Structures Ltd., Hart & Son Industries Ltd., Robert Gordon Hart, Judith Anne Hart, Matthew Joseph Mellof and Shelley L. Mellof, filed as Exhibit 2.1 for the Registrant's Current Report on Form 8-K, dated September 15, 2003, filed with the Securities and Exchange Commission on September 15, 2003, and incorporated herein by this reference.

2.2 Membership Interests Purchase Agreement, dated as of November 17, 2003, by and among Lincoln Logs Ltd., Snake River Log Homes, LLC, Richard Berry and Darrell Smith, filed as Exhibit 2.1 for the Registrant's Current Report on Form 8-K, dated November 20, 2003, filed with the Securities and Exchange Commission on November 20, 2003, and incorporated herein by this reference.

3.1 Restated Certificate of Incorporation of the Registrant, as amended, filed as Exhibit 3.1 for the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1990, filed with the Securities and Exchange Commission on May 1, 1990, and incorporated herein by this reference.

3.2 By-Laws of the Registrant, as amended, filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1988, filed with the Securities and Exchange Commission on May 2, 1988, and incorporated herein by this reference.

4.1 Rights Agreement dated as of February 17, 1989 between Lincoln Logs Ltd. and Continental Stock Transfer & Trust Company, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 17, 1989, filed with the Securities and Exchange Commission on February 24, 1989 and incorporated herein by this reference.

10.1 Employment Agreement with Richard Considine dated as of March 12, 1986, as amended, filed as Exhibit 10.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 1992, filed with the Securities and Exchange Commission on April 30, 1992, and incorporated herein by this reference.

10.2 Purchase Agreement dated as of March 11, 1987 by and among Cedar 1, Inc., B&C Lumber Company d/b/a Construction Suppliers, Inc., Leonard Chapdelaine and Juanita Chapdelaine and Lincoln Logs Ltd., as amended by an Addendum to Purchase Agreement dated March 11, 1987, a 2nd Addendum to Purchase Agreement (undated) and a Third Addendum to Purchase Agreement dated April 3, 1987, filed as Exhibit 2.1 to the Registrant's Form 8-K Current Report, Date of Report: April 6, 1987, and incorporated herein by this reference.

10.3 Non-Competition Agreement dated as of April 3, 1987 by and among Lincoln Logs Ltd., Paul Bunyan Land & Timber Company of California,

Inc., Blue Ox Land & Timber Company, Inc. d/b/a Construction Suppliers and Leonard Chapdelaine and Juanita Chapdelaine, filed as Exhibit 2.2 to the Registrant's Form 8-K Current Report, Date of Report: April 6, 1987, and incorporated herein by this reference.

10.4 Stock Purchase, Deferred Compensation, Retirement and Loan Agreement dated as of May 21, 1993 between Lincoln Logs Ltd. and Richard Considine, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended April 30, 1993, and incorporated herein by this reference.

10.5 Non-competition Agreement dated as of May 21, 1993 between Lincoln Logs Ltd. and Richard Considine, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended April 30, 1993, and incorporated herein by this reference.

10.6 Shareholder Voting Agreement dated as of May 21, 1993 between Lincoln Logs Ltd. and Richard Considine, filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended April 30, 1993, and incorporated herein by this reference.

10.7 Employment Agreement with Jeffry LaPell dated as of June 8, 2002, filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2003, filed with the Securities and Exchange Commission on April 30, 2003, and incorporated herein by this reference.

10.8 Employment Agreement with Eric Johnson dated as of February 6, 2002, filed as Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2003, filed with the Securities and Exchange Commission on April 30, 2003, and incorporated herein by this reference.

10.9 Revolving Credit and Loan Agreement, dated October 7, 2003, by and between Lincoln Logs Ltd. and First Pioneer Farm Credit, ACA, filed as Exhibit 10.1 for the Registrant's Current Report on Form 8-K, dated October 7, 2003, filed with the Securities and Exchange Commission on October 7, 2003, and incorporated herein by this reference.

14.1 Code of Ethics.

16.1 Letter from Urbach Kahn & Werlin LLP to Securities and Exchange Commission, dated as of October 12, 2004, filed as Exhibit 16.1 to the Registrant's Current Report on Form 8-K, dated October 6, 2004, filed with the Securities and Exchange Commission on October 12, 2004, and incorporated herein by this reference.

21.1 List of Subsidiaries.

31.1 Certification of the Chief Executive Officer pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of the Chief Financial Officer pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees billed to the Company by Its Independent Auditors

UHY LLP ("UHY") has a continuing relationship with UHY Advisors, Inc. ("Advisors") from which it leases staff who are full time permanent employees of Advisors and through which its partners provide non-audit services. Non-audit services for the fiscal year ended January 31, 2005 ("Fiscal 2005"), referred to below under "Tax Fees" were provided to the Company by Advisors. As a result of UHY's arrangement with Advisors, UHY has no full time employees and, therefore, all audit services performed for the Company by UHY for Fiscal 2005 were provided by permanent, full time employees of Advisors leased to UHY. UHY manages and supervises the audit engagement and the audit staff, and is exclusively responsible for the report rendered in connection with its audit of the Company's Fiscal 2005 consolidated financial statements.

For the fiscal year ended January 31, 2005 and 2004, fees for professional services provided by UHY are categorized as follows:

Audit Fees. Audit fees consist principally of fees for services in connection with the audit of the Company's annual financial statements and review of the Company's quarterly financial statements and amounted to $94,300 in 2005 and $119,901 in 2004.

Audit-related Fees. Audit-related fees consist principally of assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements but not reported under the caption "Audit Fees." These fees include review of Current Reports on Form 8-K filed by the Company and participation at audit committee meetings. These fees amounted to $5,310 in 2005 and $78,176 in 2004.

Tax Fees. Tax fees consist of fees for tax compliance, tax advice, tax planning and tax return preparation, and amounted to $28,685 in 2005 and $8,618 in 2004.

All Other Fees. All other fees consist of aggregate fees billed for products and services provided by the independent auditor, other than those disclosed above. There were no such fees billed by the Company's independent accountants for the fiscal years ended January 31, 2005 and January 31, 2004.

Pre-approval of Services by Independent Auditors

The Audit Committee pre-approved all audit, audit-related, and tax services performed by UHY LLP, the Company's external auditors for fiscal year 2005. The Audit Committee approves all audit fees and terms for all services provided by the independent auditor and considers whether these services are compatible with the auditor's independence. There is no de minimis provision under which the pre-approval process would be waived. The Audit Committee has advised the Company that it has determined that the non-audit services rendered by the Company's independent auditors during the Company's most recent fiscal year are compatible with maintaining the independence of such auditors.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINCOLN LOGS LTD.

By: /s/ John D Shepherd
John D. Shepherd,
Chairman of the Board,
President and Chief Executive Officer

Date: April 30, 2005

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

(i) Principal Executive Officer:

/s/ John D. Shepherd
John D. Shepherd,
Chairman of the Board,
President and Chief Executive Officer

Date: April 30, 2005

(ii) Principal Financial Officer:

/s/ Benjamin A. Shepherd
Benjamin A. Shepherd
Vice President - Finance,
Chief Financial Officer

Date: April 30, 2005

[Signatures Continued on Next Page]

(iii) A Majority of the Board of Directors:

/s/ Richard C. Farr Richard C. Farr	April 29, 2005
______________________________ Samuel J. Padula	April , 2005
/s/ Reginald W. Ray, Jr. Reginald W. Ray, Jr.	April 29, 2005
/s/ John D. Shepherd John D. Shepherd	April 30, 2005
/s/ William J. Thyne William J. Thyne	April 28, 2005
/s/ Steven E. Patlin Steven E. Patlin	April 30, 2005
/s/ Leslie M. Apple Leslie M. Apple	April 29, 2005
/s/ Jeffry J. LaPell Jeffry J. LaPell	April 28, 2005
/s/ Benjamin A. Shepherd Benjamin A. Shepherd	April 29, 2005

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John D. Shepherd, certify that:

1. I have reviewed this annual report of Form 10-KSB of Lincoln Logs Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Lincoln Logs Ltd. as of, and for, the periods presented in this annual report;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

c) disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent fiscal quarter (the issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: April 30, 2005

/s/ John D. Shepherd

Name: John D. Shepherd
Title: Chairman of the Board of Directors, President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Benjamin A. Shepherd, certify that:

1. I have reviewed this annual report of Form 10-KSB of Lincoln Logs Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Lincoln Logs Ltd. as of, and for, the periods presented in this annual report;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

c) disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent fiscal quarter (the issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

5. The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of issuer's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

Date: April 30, 2005

/s/ Benjamin A. Shepherd
Name: Benjamin A. Shepherd
Title: Vice President - Finance & Corporate Development and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Lincoln Logs Ltd. (the "Company") on Form 10-KSB for the period ended January 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John D. Shepherd, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 30, 2005

/s/ John D. Shepherd
Name: John D. Shepherd
Title: Chairman of the Board of Directors, President and Chief Executive Officer

[A signed original of this statement required by Section 906 has been provided to Lincoln Logs Ltd. and will be retained by Lincoln Logs Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.]

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Lincoln Logs Ltd. (the "Company") on Form 10-KSB for the period ended January 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Benjamin A. Shepherd, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 29, 2005

/s/ Benjamin A. Shepherd
Name: Benjamin A. Shepherd
Title: Vice President - Finance & Corporate Development and Chief Financial Officer

[A signed original of this written statement required by Section 906 has been provided to Lincoln Logs Ltd. and will be retained by Lincoln Logs Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.]


LINCOLN LOGS LTD.

Adirondack Forest Industries

Lincoln® Solariums

Lincoln® Cedar Homes

Lincoln® Timber Homes

Snake River Log Homes

Thermo-Home®

TimberLodge Designs ™

True-Craft Log Structures

www.lincolnlogs.com 800-833-2461 5 Riverside Drive, P.O. Box 135, Chestertown, NY 12817